BUILDING A BUSINESS AS GREAT AS OUR PRODUCTS

DEERE & COMPANY 2003 ANNUAL REPORT

JOHN DEERE

Nothing Runs Like a Deere



WHAT HAPPENS WHEN A FLEET OF TECHNOLOGICALLY ADVANCED JOHN DEERE EQUIPMENT GOES TO WORK ON THE FERTILE SOIL OF A MASSIVE FARM LIKE THIS ONE IN THE BRAZILIAN STATE OF MATO GROSSO? THESE BRAZILIAN-BUILT JOHN DEERE 7505 TRACTORS AND 1550 COMBINES ARE BRINGING UNPARALLELED PRODUCTIVITY TO OUR FARMER CUSTOMERS THERE. THE 25 COMBINES SHOWN HERE ARE HARVESTING SOYBEANS, WHILE THE TRAILING 18 TRACTORS ARE PULLING PRECISION JOHN DEERE PLANTERS, WHICH ARE SOWING A COTTON CROP.

WINNING NEW CUSTOMERS. THE ALL-NEW GATOR HPX HIGH-PERFORMANCE VEHICLE, AT LEFT, IS JOHN DEERE'S LARGEST UTILITY VEHICLE AND THE FIRST WITH ALL-WHEEL DRIVE. THE BUCK EXT MODEL, AT CENTER, IS DEERE'S FIRST ENTRY IN THE FAST-GROWING ALL-TERRAIN FIELD. WITH ITS MORE COMPACT SIZE, THE ALL-NEW GATOR CS MODEL IS ALSO SPECIALLY DESIGNED TO MEET THE INDIVIDUAL LIFESTYLE NEEDS OF CUSTOMERS. ALONG WITH MANY OTHER PRODUCTS COMING TO MARKET IN 2004, THE NEW VEHICLES ARE EXPECTED TO HELP DRIVE SALES AND DRAW NEW CUSTOMERS TO THE JOHN DEERE BRAND IN THE YEAR AHEAD.



JOHN DEERE MANAGEMENT TEAM: From left, Dave Everitt, John Jenkins, Sam Allen, Jim Jenkins, Bob Lane, Nate Jones, Pierre Leroy and H.J. Markley



ACTIONS TO BUILD GREAT BUSINESS PRODUCING SOLID RESULTS

- EFFORTS TARGETING IMPROVED PERFORMANCE DRIVE MAJOR GAINS IN PROFIT.
- NEW CUSTOMERS IN LARGE NUMBERS DRAWN TO JOHN DEERE BRAND.
- CONSTRUCTION AND FORESTRY, COMMERCIAL AND CONSUMER MARKETS SHOW STRENGTH.

Our actions to build a great business are starting to produce real results. Last year, new products and better market conditions led to higher sales and a major boost in earnings. Better markets in the construction, forestry, and commercial and consumer sectors aided our performance. John Deere employees have made a big impact, too. Their ongoing efforts to exceed customer expectations, while keeping a tight rein on costs and asset levels, are accounting for a good deal of our success.

Last year, fiscal 2003, John Deere reported net income of $643 million on total net sales and revenues of $15.5 billion. Compared with the previous year, earnings doubled on an 11 percent gain in revenue. Equipment sales were up 14 percent.

Again in 2003, earnings were restrained by our actions to more closely align U.S. farm machinery production with retail sales. As a result, we're in a prime position to tailor our products exactly as prescribed by customers. This is the centerpiece of our asset-management efforts and the way John Deere plans to do business in the future.

SERVING NEW CUSTOMERS WORLDWIDE

New customers, who are coming to the John Deere brand in large numbers, are evidence of our strengthening global competitive position. That was never more true than in 2003 due in large part to the highly successful debut of the 100-series lawn tractors. Available at both John Deere dealers and Home Depot stores, the widely honored line anchored last year's $519 million sales rise in the commercial and consumer equipment division. Deere saw a substantial market-share gain in riding lawn equipment last year and also improved its position in the growing small-tractor market.

Similarly, enthusiastic customer response to new construction products, largely in connection with the replacement of aging fleets, has sparked a dramatic turnaround in our construction and forestry business. C&F sales increased 24 percent for the year and operating profit rose by more than $200 million. In the forestry sector, John Deere extended its global leadership with a solid recovery in sales and the introduction of an important new line of harvesters and forwarders.

More and more customers worldwide are being drawn to John Deere products. Sales outside of the U.S. and Canada, which had a significant increase in 2003, accounted for fully 45 percent of our worldwide total in farm machinery. Last fall's introduction of technologically advanced combine harvesters and large tractors is expected to bring the John Deere brand to an even wider audience in the year ahead. Key among the new products is a smaller combine with advanced STS harvesting technology and new row-crop tractors featuring an infinitely variable transmission.

Our credit operations – which contributed almost half of last year's profit companywide – represent a vital part of our ongoing success. Credit's net income rose to a record $311 million as its managed portfolio increased by $1 billion.

FINANCIAL HIGHLIGHTS


$13,293
$13,947
$15,535
01
02
03
NET SALES & REVENUES (MM)
$252
$817
$1,212
01
02
03
OPERATING PROFIT (MM)
$(64)
$319
$643
01
02
03
NET INCOME (MM)



THROUGH ITS TIMBERJACK AND DEERE-BRAND PRODUCT LINES, JOHN DEERE IS THE WORLD LEADER IN FORESTRY EQUIPMENT. THE ENVIRONMENTALLY-SENSITIVE **TIMBERJACK 1270D HARVESTER** SHOWN HERE USES THE TECHNOLOGICALLY ADVANCED "CUT-TO-LENGTH" SYSTEM TO IMPROVE PRODUCTIVITY.

BUILDING A GREAT BUSINESS

John Deere employees worldwide are focused on building a great business – a business in which sustainable improvements reflect a high degree of customer satisfaction and result in superior returns for investors. Recent actions aimed at better asset and operating efficiency are helping bring these goals within reach.

We're making good progress managing expenses in spite of increased pension and health-care costs. John Deere product cost was down more than 3 percent last year, bringing the reduction over the last two years to some 7 percent. Among the key steps being taken, we're working with our suppliers to reduce complexity and cost during the new-product design phase. By allowing us to build on long-term, sustainable partnerships, this effort holds great promise for future savings.

Important projects aimed at improved asset control are progressing on schedule. In 2003, trade receivables and inventory levels declined by $120 million ($345 million on a constant-exchange basis). This brought the total balance-sheet reduction over the last three years to more than $700 million. More significant yet, trade receivables ended the year at their lowest point in more than a decade. Across our equipment operations, advances in order fulfillment have led to an improvement in asset turns, from 1.6 times in 2002 to 1.9 times in 2003.

A totally new compensation and rewards system, which began taking effect in 2003, is supporting the attainment of our goals and promoting true alignment among the interests of customers, employees and investors. Thousands of management employees at all levels are now eligible for a bonus payable when our service to customers earns a return above the cost of capital over a multi-year period. Also, yearly bonus payments for salaried employees are being directly linked to our operating-return metrics. Targets adjust in line with market conditions and have been ratcheted upward in most cases.

With last year's performance, we are making steady progress on the financial goals associated with our focus on cost and asset discipline. These goals include a 20 percent mid-cycle (normal) operating return on operating assets (OROA) and consistent returns above our cost of capital, resulting in positive SVA, or Shareholder Value Added.

In 2003, our equipment operations earned an OROA of only 10.2 percent at 91 percent of normal volumes, and, regrettably, SVA was still negative on an enterprise level. This was clearly short of our aspirations. However, SVA improved by more than $400 million for the year and was more than $1 billion higher than in 2001. *(For more on our OROA and SVA performance, see chart below and pp. 6-7.)*

PURSUING DISCIPLINED GROWTH

Cost management and asset control are important. But growth will define our destiny. John Deere is continuing to invest in better understanding our customers and in the products and services they want for tomorrow.

In this regard, we have significantly advanced our understanding of the growing lifestyle market for innovative products and the power of the John Deere brand. We see a tremendous opportunity in serving this largely affluent group of customers who enjoy and take great pride in their land and acreage. They value the total "John Deere Experience" associated with tractors and implements tailored to their needs and exciting vehicles such as our all-new Gator line.


28%
20%
12%
Target OROA
80
100
120
Normal Volumes %

OROA: MEASURING A GREAT BUSINESS OVER THE CYCLE

THE GOAL FOR JOHN DEERE'S EQUIPMENT OPERATIONS IS A 20% OROA (OPERATING RETURN ON OPERATING ASSETS) AT NORMAL, OR MID-CYCLE, SALES VOLUMES. THE OROA TARGET AT ANY PARTICULAR TIME DEPENDS ON MARKET CONDITIONS. AT THE BOTTOM OF THE CYCLE – GENERALLY ABOUT 80% OF NORMAL – THE OROA TARGET IS 12%. HOWEVER, 28% IS THE GOAL WHEN THE CYCLE HITS A TYPICAL CREST OF 120% OF NORMAL.

AT THE PEAK OF THE LAST CYCLE, IN 1997, DEERE HAD AN OROA OF APPROXIMATELY 18%. THIS MEANS WE ASPIRE TO PERFORM BETTER ON AVERAGE THAN OUR PREVIOUS BEST.

THE EXCITING NEW **JOHN DEERE 5020-SERIES** FULL-FRAME TRACTORS ARE AIMED AT MID-SIZE FARMS, ESPECIALLY IN EUROPE AND AUSTRALIA. WITH FEATURES AND ADVANCED TECHNOLOGY TYPICALLY SEEN ON LARGER MODELS, THE NEW TRACTORS ARE EXPECTED TO HELP BROADEN DEERE'S GLOBAL CUSTOMER BASE.



International expansion in all our divisions continues to present an especially promising growth platform. Last year, our sales outside of the U.S. and Canada – which first crossed the $3 billion threshold in 2002 – exceeded $4 billion.

Our focus on winning new agricultural customers in Europe continues to produce solid results. Last year, positive response to new tractors and forage harvesters led to higher sales in key markets, including the regions of Central and Eastern Europe. Also supporting improved global sales was the shipment of 100 John Deere cotton pickers to Turkmenistan, as well as new marketing relationships in Russia and Turkey. Elsewhere, sales in Argentina and Australia rebounded sharply while our Brazilian operations had another banner year.

Our international financing capabilities are growing, too. With last year's addition of Portugal, John Deere Credit now has a presence in 13 countries outside of the U.S. and Canada.

We are seeking growth that is ambitious yet disciplined. This includes growth that logically builds on our many strengths while creating value beyond what our traditional equipment and finance operations can provide on their own.

A prime example of this focus in the United States is John Deere Landscapes, which marked its second full year of operation in 2003 with both higher sales and profit. Landscapes serves the needs of John Deere customers who are grounds-care professionals with irrigation, nursery, related supplies, and financing through a network of more than 200 store locations.

TALL ASPIRATIONS

Any way you look at it, John Deere has ambitious goals. Fortunately, we also have a strong, well-demonstrated commitment to meeting them and a formidable slate of attributes to help us get the job done well. Deere people are unparalleled in their dedication and teamwork. Our dealers are a big reason so many farmers, construction contractors and homeowners have joined the ranks of loyal John Deere customers. Our products, of course, have stood the test of time like no other, yet continue to set ever-higher standards for style, productivity and innovation.

Thanks to these many attributes, we're confident of our ability to put our plans into effect. Our progress to date gives us considerable room for optimism.

To those we are privileged to serve – to our investors, customers, employees, dealers, and neighbors – we're grateful for your continuing support. Be assured we will keep working to make John Deere a business as great as its products and a great investment to match.

Sincerely,

December 22, 2003

Robert W. Lane

THE AWARD-WINNING **JOHN DEERE 2210 COMPACT UTILITY TRACTOR** TOOK THE CONSUMER MARKET BY STORM IN 2003. WITH THE ADVANTAGES OF LARGER TRACTORS IN A SMALLER, VALUE-PRICED PACKAGE, DEERE'S MOST COMPACT TRACTOR MODEL IS EASY TO USE, VERSATILE AND JOHN DEERE-RELIABLE.



2210
JOHN DEERE

How John Deere Businesses Are MEASURING UP

Deere Enterprise Shareholder Value Added - SVA (MM)



01
02
03
$(1187)
$(462)
$(33)

Our Aspiration: Sustainable, positive SVA reflecting superior "John Deere Experiences" for customers and employees worldwide.

SVA: Focusing on Sustainable Performance

Shareholder Value Added (SVA) – essentially, the difference between operating profit and pretax cost of capital – is a metric used by John Deere to evaluate business results and measure sustainable performance.

In arriving at SVA, each equipment segment is assessed a pretax cost of assets – 12% of average identifiable operating assets with inventory at standard cost. (Standard cost approximates FIFO.) Each financial-services business (credit and health care) is assessed a cost of equity – 19% pretax on a blended basis. The amount of SVA is determined by deducting the asset or equity charge from operating profit.

SVA, as well as OROA in the Equipment Operations and ROE in Financial Services, is now a driver of compensation at Deere. The company's midterm bonus is tied to cumulative SVA earned over a several-year period. This gives thousands of management employees worldwide a direct stake in producing strong, sustainable returns year after year.

Additional information on these metrics and their relationship to amounts presented in accordance with GAAP can be found at our Web site, www.JohnDeere.com .

Agricultural Equipment

$MM unless indicated	01	02	03
Normal Sales %	87	93	93
Net Sales	6269	6738	7349
Op Profit	257	439	337
Avg Assets			
With Inventories @ Std. Cost	5020	3789	3555
With Inventories @ LIFO	4505	3222	2959
OROA % @ LIFO	5.7	13.6	11.4
Asset Turns (Std. Cost)	1.25	1.78	2.07
Op Margin %	x 4.1	x 6.5	x 4.6
OROA % @ Standard Cost	5.1	11.6	9.5



11.6%
9.5%
5.1%
01
02
03

OROA

$MM	01	02	03
Avg Assets @Std. Cost	5020	3789	3555
Op Profit	257	439	337
Cost of Assets	- 603	- 455	- 427
SVA	(346)	(16)	(90)



01
02
03
$(16)
$(90)
$(346)

SVA (MM)

Commercial & Consumer Equipment

$MM unless indicated	01	02
Normal Sales %	72	77
Net Sales	2527	2712
Op Profit	(165)	79
Avg Assets		
With Inventories @ Std. Cost	2634	1666
With Inventories @ LIFO	2386	1476
OROA % @ LIFO	(6.9)	5.4
Asset Turns (Std. Cost)	0.96	1.63
Op Margin %	x (6.5)	x 2.9
OROA % @ Standard Cost	(6.3)	4.7

$MM	01	02
Avg Assets @Std. Cost	2634	1666
Op Profit	(165)	79
Cost of Assets	- 316	- 200
SVA	(481)	(121)

Deere Equipment Operations, to create SVA, are targeting an operating return on average operating assets (OROA) of 20% at normal sales volumes – and other, similarly ambitious returns at other points in the cycle. (For purposes of this calculation, operating assets are average identifiable assets during the year with inventories valued at standard cost.)

At the bottom of the cycle – generally about 80% of normal – the OROA target is 12%. However, 28% is the goal when the cycle hits a typical crest of 120% of normal. Normal sales volumes are reviewed annually for possible changes based on exchange rates, new and discontinued products, and other assumptions.

Deere Financial Services, to create SVA, are targeting an after-tax return on average equity of 15%. The Financial Services SVA metric is calculated on a pretax basis, with certain adjustments. Operating profit is adjusted for changes in the allowance for doubtful receivables, while the actual allowance is added to the equity base. These adjustments are made to reflect actual write-offs in both income and equity.



12.8%
12.4%
15.2%
01
02
03

Financial Services Return on Equity
ROE

Financial Services

$MM unless indicated	01	02	03
Net Income	192	262	330
Avg Equity	1505	2115	2177
ROE %	12.8	12.4	15.2

$MM	01	02	03
Op Profit	298	416	504
Change in Allowance For Doubtful Receivables	27	16	17
SVA Income	325	432	521
Avg Equity	1505	2115	2177
Avg Allowance For Doubtful Receivables	111	161	160
SVA Avg Equity	1616	2276	2337
SVA Income	325	432	521
Cost of Equity	- 304	- 437	- 431
SVA	21	(5)	90



$21
$(5)
$90
01
02
03

SVA (MM)

Construction & Forestry



(6.3)%
4.7%
13.4%
01
02
03

OROA

$MM unless indicated	01	02	03
Normal Sales %	89	83	90
Net Sales	2226	2199	2728
Op Profit	(83)	(75)	152
Avg Assets			
With Inventories @ Std. Cost	1913	1606	1607
With Inventories @ LIFO	1741	1445	1451
OROA % @ LIFO	(4.8)	(5.2)	10.5
Asset Turns (Std. Cost)	1.16	1.37	1.70
Op Margin %	x (3.7)	x (3.4)	x 5.6
OROA % @ Standard Cost	(4.3)	(4.7)	9.5



(4.3)%
(4.7)%
9.5%
01
02
03

OROA



01
02
03
$(481)
$(121)
$24

SVA (MM)

$MM	01	02	03
Avg Assets @Std. Cost	1913	1606	1607
Op Profit	(83)	(75)	152
Cost of Assets	- 229	- 192	- 193
SVA	(312)	(267)	(41)



01
02
03
$(312)
$(267)
$(41)

SVA (MM)

DEERE & COMPANY 2003 ANNUAL REPORT

FINANCIAL REVIEW

CONTENTS	PAGE(S)

RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001

Deere & Company and its subsidiaries manufacture, distribute and finance a full line of agricultural equipment; a variety of commercial and consumer equipment; a broad range of equipment for construction and forestry; and other technological products and services. The company also provides credit services and managed health care plans.

2003 COMPARED WITH 2002

CONSOLIDATED RESULTS

Worldwide net income in 2003 was $643 million, or $2.64 per share diluted ($2.68 basic), compared with $319 million, or $1.33 per share diluted ($1.34 basic), in 2002. The success of new products and ongoing efforts to manage costs and asset intensity were evident in the results for 2003. Improved market conditions also contributed to the stronger performance of the company's construction and forestry and commercial and consumer equipment segments. Additionally, as a result of disciplined asset management, trade receivables ended the year at their lowest level in more than a decade.

Net sales and revenues increased 11 percent to $15,535 million in 2003, compared with $13,947 million in 2002. Net sales of the Equipment Operations increased 14 percent in 2003 to $13,349 million from $11,703 million last year. Net sales increased primarily due to higher physical volumes of commercial and consumer equipment and construction and forestry equipment. In addition, the increase was due to the translation effect of stronger foreign currency exchange rates and improved price realization. Net sales outside the United States and Canada increased 17 percent in 2003. Excluding the impact of changes in currency exchange rates, these sales were up 5 percent for the year.

Worldwide Equipment Operations, which exclude the Financial Services operations, had an operating profit of $708 million in 2003, compared with $401 million in 2002. Operating profit increased primarily due to improved price realization and a higher physical volume of sales. Partially offsetting these factors were an increase in postretirement benefit costs of $306 million this year. Last year's results were negatively affected by the costs of closing certain facilities and higher costs associated with the company's minority investments in Nortrax, Inc. and Nortrax Investments, Inc. (collectively called Nortrax), ventures involved in the ownership and development of several construction equipment dealer locations. During the first quarter of 2004, the company acquired a majority interest in Nortrax, Inc. and it was consolidated.

The Equipment Operations' net income was $305 million in 2003, compared with $78 million in 2002. The same operating factors mentioned above affected these results. In addition, prior-year results were negatively impacted by a higher effective tax rate.

Net income of the company's Financial Services operations in 2003 was $330 million, compared with $262 million in 2002. The increase was primarily due to lower loan losses, growth in the portfolio and the absence of losses from Argentina related to the peso devaluation last year. Additional information is presented in the following discussion of the credit operations.

The cost of sales to net sales ratio for 2003 was 80.5 percent, compared to 82.0 percent last year. The decrease in the ratio was primarily due to improved price realization, higher production volumes, the discontinuance of the amortization of goodwill, and last year's costs from closing certain facilities and higher costs related to Nortrax. These improvements were partially offset by higher postretirement benefit costs.

Finance and interest income decreased this year primarily due to a decrease in rental income on operating leases caused by a lower level of leases. Health care premiums and fees and related health care claims and costs increased, compared to last year, primarily due to higher enrollment. Other income decreased this year primarily related to a lower volume of retail notes sold. Research and development costs increased this year due to the higher level of new product development and exchange rate fluctuations. Selling, administrative and general expenses were higher this year primarily due to higher expenses for employee postretirement benefits, exchange rate fluctuations and increased promotional and support costs for new products. Other operating expenses decreased primarily as a result of lower depreciation on operating leases this year due to the lower level of leases, and the absence of last year's losses from the Argentine operations related to the peso devaluation. Equity income (loss) of unconsolidated affiliates improved this year primarily due to the results of the Deere-Hitachi Construction Machinery Corporation and Nortrax.

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2003 were $593 million, compared to $279 million in 2002. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.5 percent, or $597 million, in 2003, compared to 9.7 percent, or $663 million, in 2002. The actual return on postretirement benefit plan assets was a gain of $1,050 million in 2003, compared to a loss of $522 million in 2002. In 2004, the long-term expected return will continue to be 8.5 percent. The total unrecognized losses related to the postretirement benefit plans at October 31, 2003 was $4,794 million. The company expects the increase in postretirement benefit costs in 2004 to be approximately $125 million pretax, compared with 2003, caused by the amortization of the unrecognized losses primarily as a result of increasing the medical trend rate assumptions and a decrease in the discount rate assumption. The company makes any required contributions to the postretirement benefit plan assets under applicable regulations and voluntary contributions from time to time based on the company's liquidity and ability to make tax-deductible contributions. Total company contributions to the plans were $745 million in 2003 and $228 million in 2002, which include direct benefit payments for unfunded plans. The contributions in 2003 included a $475 million voluntary contribution to the United States postretirement benefit plan assets. No voluntary contribution was made in 2002. See the following discussion of "Critical Accounting Policies" for postretirement benefit obligations.

The estimated annual pretax increase in earnings and cash flows in 2002, 2003 and ongoing from the restructurings in 2001 and 2002 were approximately $100 million. These savings were as expected. The restructurings primarily reduced cost of sales by approximately $300 million and selling, administrative and general expenses by $30 million, partially offset by a reduction in sales of $230 million.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion relates to operating results by reportable segment and geographic area. Operating profit is income before external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses. However, operating profit of the credit segment includes the effect of interest expense and foreign exchange gains or losses.

Worldwide Agricultural Equipment Operations

The agricultural equipment segment had an operating profit of $337 million in 2003, compared with $439 million in 2002. Net sales increased 9 percent this year due to the translation effect of stronger exchange rates and improved price realization. The production volumes and physical volume of sales were approximately equal to last year. The lower operating profit was primarily due to higher postretirement benefit costs of $216 million, higher compensation to the credit operations for financing trade receivables and one-time labor agreement ratification costs. Offsetting these factors was the impact of improved price realization.

Worldwide Commercial and Consumer Equipment Operations

The commercial and consumer equipment segment had an operating profit of $227 million, compared with $79 million in 2002. Net sales increased 19 percent for the year primarily due to strong retail demand for recently introduced products and the impact of expanded distribution channels. The improved operating profit was primarily due to higher sales and production volumes. Partially offsetting these factors were higher promotional and support costs related to new products, as well as higher postretirement benefit costs of $31 million. Results in 2002 were also negatively affected by restructuring costs related to the closure of certain facilities.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $152 million in 2003, compared with an operating loss of $75 million in 2002. Sales increased 24 percent for the year. The increase was primarily due to higher physical volumes, reflecting improved retail activity. The operating profit improvement was primarily due to higher sales and production volumes. Improved price realization also had a favorable impact on this year's results. Partially offsetting these factors were higher postretirement benefit costs of $59 million. Last year's results were negatively affected by higher costs related to the company's investment in Nortrax and the costs for a factory closing.

Worldwide Credit Operations

The operating profit of the credit operations was $474 million in 2003, compared with $386 million in 2002. Operating profit in 2003 was higher than last year due primarily to lower loan losses, growth in the portfolio and the absence of losses in Argentina related to the peso devaluation, partially offset by narrower financing spreads, lower gains from a lower volume of retail note sales and higher selling, administrative and general expenses. Total revenues of the credit operations decreased 2 percent in 2003, primarily reflecting lower rental income from operating leases related to the lower level of leases, and a decrease in gains on a lower volume of retail note sales. The average balance of receivables and leases financed was 12 percent higher in 2003, compared with 2002, primarily due to the increased level of trade receivables. A decrease in financing rates, partially offset by an increase in average borrowings in 2003, resulted in a 1 percent decrease in interest expense, compared with 2002. The credit operations' ratio of earnings to fixed charges was 2.07 to 1 in 2003, compared to 1.85 to 1 in 2002.

Worldwide Other Operations

The company's other operations had an operating profit of $22 million in 2003, compared with an operating loss of $12 million last year. The improvement was primarily due to lower costs and expenses of the special technologies group and the absence of goodwill amortization from the adoption of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets. The operating profit for the health care operations was comparable to last year.

Equipment Operations in United States and Canada

The equipment operations in the United States and Canada had an operating profit of $386 million in 2003, compared with $170 million in 2002. The increase was primarily due to improved price realization and higher sales and production volumes of construction and forestry and commercial and consumer equipment. Partially offsetting these items were higher postretirement benefit costs and higher promotional and support costs related to new products. Last year's results were negatively affected by restructuring costs related to the closure of certain facilities and higher costs related to the company's investment in Nortrax. Sales increased 13 percent in 2003 while the physical volume of sales increased 10 percent, compared to 2002.

Equipment Operations outside United States and Canada

The equipment operations outside the United States and Canada had an operating profit of $322 million in 2003, compared with $231 million in 2002. The increase was primarily due to higher sales and production volumes of agricultural equipment. Sales increased mainly from the effect of stronger foreign exchange rates, as well as improvements in price realization and physical volume. Partially offsetting these factors were higher expenses related to stronger foreign exchange rates and increased compensation to the credit operations for financing trade receivables. Sales were 17 percent higher than last year, while the physical volume of sales increased 2 percent in 2003, compared with 2002.

MARKET CONDITIONS AND OUTLOOK

As a result of the factors and conditions outlined below, sales for the full 2004 fiscal year are expected to increase between 9 and 11 percent and net income is forecast to be in a range of $750 million to $850 million. The company's net equipment sales for the first quarter of 2004 are currently forecast to be up approximately 25 percent in comparison with depressed sales levels in the first quarter of 2003, although production levels are expected to increase only 9 to 11 percent for the first quarter. Company-wide net income for the first quarter in 2004 is forecasted in a range of $100 million to $150 million. Excluding the impact of currency and price, sales are expected to increase 18 to 20 percent for the quarter and 6 to 8 percent for the year.

The company's yearly earnings estimate also includes an increase of approximately $125 million pretax in postretirement benefit costs, based on the company's assumptions that reflect recent trends in medical inflation and interest rates.

Agricultural Equipment: After hitting a record level in 2003, United States farm income is expected to remain strong in the coming year as a result of continuing high crop and livestock prices, as well as favorable levels of carryover stocks in farm commodities. In addition, tax provisions that offer expanded depreciation and expense write-offs should lend further support to farm machinery sales. As a result of these positive factors, industry retail sales in the United States and Canada are now expected to be up 5 to 10 percent for fiscal 2004. In other parts of the world, industry retail sales in Western Europe are expected to be flat to down 5 percent for the year mainly as a result of lower farm income due to the impact of drought on the livestock sector. The company believes industry sales in South America will be flat in 2004. While favorable conditions support further industry growth in South America, the company believes this could be offset by the timing and availability of Brazilian government financing. On a worldwide basis, sales of the company's agricultural equipment are now forecast to be up between 8 to 10 percent for the year with an increase in physical volume of 5 to 7 percent.

Commercial and Consumer Equipment: The company's commercial and consumer equipment sales are expected to continue benefiting from the success of new products, including an expanded utility-vehicle line and the 100 series lawn tractor introduced in the mass and dealer channels in 2003. As a result, the segment's sales are forecast to be up between 10 to 12 percent for the year.

Construction and Forestry: Retail activity in the construction and forestry sectors rose at a healthy rate in 2003 mainly as a result of strong replacement demand. The company's sales for 2003 rose sharply in virtually all market segments and outpaced the industry. Further replacement demand is expected to lead to modest growth in the industry in 2004. In 2004, the company's shipments of construction and forestry equipment are projected to be up 2 to 4 percent. The company consolidated Nortrax, Inc. during the first quarter of 2004. Including Nortrax in the consolidated results will add an additional estimated $275 million to sales for the year.

Credit Operations: Although the company's credit operations are expected to benefit from further growth in the loan portfolio, net income for 2004 is forecast to be down slightly as a result of lower gains on receivable sales. The credit operations expect net income of about $300 million for the year.

FASB STATEMENT NO. 142

In the first quarter of 2003, the company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets. In accordance with this Statement, the company did not amortize goodwill related to new acquisitions made after June 30, 2001 and discontinued amortizing goodwill for prior acquisitions as of November 1, 2002. Based on the new standard, goodwill will be written down only for impairments. The company was also required to test existing goodwill for impairment on a transitional basis as of November 1, 2002. The company completed this test and determined that its goodwill was not impaired and no write-downs were necessary. In 2002 and 2001, the company had goodwill amortization of $58 million pretax ($53 million after-tax) and $55 million pretax ($51 million after-tax), respectively.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under "Market Conditions and Outlook," and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward looking statements involve certain factors that are subject to change, including for the company's agricultural equipment segment the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, crop production expenses (most notably fuel and fertilizer costs), weather and soil conditions, real estate values, available acreage for farming, the level, complexity and distribution of government farm programs, animal diseases, crop pests, harvest yields and availability of rail transport for crops. Factors that are particularly important to the company's outlook for this segment include prices realized by farmers for their crops and livestock, which in turn are strongly impacted by weather and soil conditions and the level of farm product exports, as well as the level of payments under United States government farm programs. Further outbreaks of "mad cow" or "foot-and-mouth" disease could also adversely affect livestock and feed prices. Concerns pertaining to genetically modified organisms, or GMOs, may affect farm exports. The success of the fall harvest and the prices realized by farmers for their crops especially affect retail sales of agricultural equipment in the winter.

Factors affecting the outlook for the company's commercial and consumer equipment segment include general economic conditions in the United States, consumer confidence, consumer borrowing patterns and weather conditions. Another important assumption is continued consumer acceptance of the company's new products, including the new 100-series lawn tractors and an expanded utility vehicle line. Sales of commercial and consumer equipment during the winter are also affected by the amount and timing of snowfall.

The number of housing starts is especially important to sales of the company's construction equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in and the political stability of global markets in which the company operates (including Brazil, Argentina and other South American countries), monetary and fiscal policies of various countries, wars and other international conflicts and the threat thereof; actions by the United States Federal Reserve Board and other central banks, actions by the United States Securities and Exchange Commission, actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies, capital market disruptions, investor sentiment, inflation and deflation rates, interest rate levels and currency exchange rates; customer borrowing and repayment practices, and the number of customer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices especially as to levels of new and used field inventories; production and technological difficulties, including capacity and supply constraints; oil and energy prices and supplies; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates. Company results are also affected by significant changes in health care costs and in market values of investment assets, which impact postretirement benefit costs.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the Securities and Exchange Commission.

2002 COMPARED WITH 2001

CONSOLIDATED RESULTS

Worldwide net income in 2002 was $319 million, or $1.33 per share diluted ($1.34 basic), compared with a net loss of $64 million, or $.27 per share diluted ($.27 basic), in 2001. Special charges of $46 million in 2002 and $217 million in 2001 had a negative impact on the results for the respective years. These charges were related to the costs of closing and restructuring certain facilities in both years and a voluntary early-retirement program in 2001. In addition to the decrease in special charges, better price realization as well as the favorable impact of the company's broad-based cost and expense reduction initiatives were the primary drivers of the improved results in 2002. Favorable customer response to new products also contributed to achieving higher sales and more efficient production levels. These factors, in conjunction with a $323 million reduction in trade receivables and inventories helped generate consolidated cash flow from operations of $1.9 billion for 2002, well above 2001 levels.

Net sales and revenues increased 5 percent to $13,947 million in 2002, compared with $13,293 million in 2001, primarily due to higher net sales. Net sales of the Equipment Operations increased 6 percent in 2002 to $11,703 million from $11,077 million in 2001. The sales increase reflected higher overseas sales of agricultural equipment, especially in Europe, the impact of acquisitions net of divestitures and higher sales of commercial and consumer equipment. Sales were down for construction and forestry equipment (excluding acquisitions) and also for agricultural equipment in the United States and Canada. Sales outside the United States and Canada rose by 19 percent in 2002 due to higher agricultural equipment sales mainly in Europe. Without the effect of foreign exchange rate changes, these sales would have been up 18 percent for 2002.

Worldwide Equipment Operations, which exclude the Financial Services operations, had an operating profit of $401 million in 2002, compared with an operating loss of $46 million in 2001. The operating profit increased primarily due to the decrease in the previously mentioned special charges, improved price realization, cost and expense reductions, higher sales of agricultural and commercial and consumer equipment, and the absence of losses from the Homelite consumer products business, which was sold. Partially offsetting these factors were the compensation to credit for financing trade receivables, higher new product start-up costs and costs associated with Nortrax. Also having a negative impact on the results for 2002 were higher postretirement benefit costs, before special items, as well as lower sales and production volumes at core construction and forestry manufacturing facilities in Dubuque and Davenport, Iowa.

The Equipment Operations' net income was $78 million in 2002, compared with a net loss of $238 million in 2001. The same operating factors mentioned above affected these results. In addition, the 2002 results benefited from lower interest expense, while a higher tax rate had a negative effect.

Net income of the company's Financial Services operations in 2002 was $262 million, compared with $192 million in 2001. The increase was primarily due to the income earned on the trade receivables financed by the credit operations, increased gains on the sales of retail notes and improved interest rate spreads. Additional information is presented in the following discussion of the credit operations. Health care premiums and fees and related health care claims and costs increased in 2002, compared to 2001, primarily from increases in enrollment, premium increases and medical cost inflation.

The cost of sales to net sales ratio for 2002 was 82.0 percent, compared to 84.6 percent in 2001. The lower ratio was primarily due to the decrease in special charges, the higher level of production and improved price realization, partially offset by higher costs related to new product start-up, Nortrax and postretirement benefits.

Research and development expenses decreased in 2002, compared to 2001 when the company was introducing an unprecedented number of new products. Interest expense decreased in 2002 due primarily to lower average borrowing rates. Other operating expenses increased in 2002, primarily as a result of losses from the Argentine operations related to the peso devaluation. Other income increased in 2002, compared to 2001, primarily due to increased gains from sales of retail notes and the receipt of fire insurance settlements.

BUSINESS SEGMENT RESULTS

The agricultural equipment segment had an operating profit of $439 million in 2002, compared with $257 million in 2001. Net sales increased 7 percent in 2002 due to higher overseas sales, especially in Europe, where a record number of new products were introduced last fall. Partially offsetting the increase were lower United States and Canada sales for 2002. The operating profit improvement was primarily due to the decrease in special charges, improved price realization and higher sales and production volumes, as well as cost and expense reductions. Partially offsetting these factors were the compensation to credit for financing trade receivables and higher postretirement benefit costs. In addition, the 2002 results were negatively affected by higher new product start-up costs. Reflecting the segment's commitment to more-disciplined asset management, company-owned and field inventory levels were down $120 million for 2002 in spite of the impact of stronger foreign currency exchange rates.

The commercial and consumer equipment segment had an operating profit of $79 million in 2002, compared with an operating loss of $165 million in 2001. Net sales increased 7 percent for 2002 or 6 percent without acquisitions and divestitures. The operating profit improvement was mainly due to the decrease in special charges, the absence of losses from Homelite, higher sales, lower sales incentive costs, lower expenses and the receipt of fire insurance settlements. Partially offsetting these factors was the compensation to credit for financing trade receivables. Company-owned and field inventory reductions totaled $204 million for 2002.

The construction and forestry segment had an operating loss of $75 million in 2002, compared with an operating loss of $83 million in 2001. Sales decreased 1 percent for 2002. Excluding the impact of acquisitions, sales decreased 6 percent. Production volumes at core facilities were down 8 percent for 2002. The improvement in operating results was primarily due to a decrease in special charges and cost and expense reductions. Partially offsetting these factors were higher sales incentive costs, higher costs related to the investment in Nortrax, and the lower sales and production volumes from core operations. Also having a negative impact on the results for 2002 were higher postretirement benefit costs.

The operating profit of the credit operations was $386 million in 2002, compared with $274 million in 2001. Operating profit in 2002 was higher than in 2001 due primarily to income earned on trade receivables, increased gains on sales of retail notes and improved interest rate spreads, partially offset by an increase in the provision for credit losses and losses related to the peso devaluation in Argentina. Total revenues of the credit operations increased 9 percent in 2002, primarily reflecting the intercompany interest compensation received from the Equipment Operations related to trade receivables financed. The average balance of receivables and leases financed was 22 percent higher in 2002, compared with 2001, primarily due to the trade receivables mentioned above. A decrease in average borrowing rates in 2002 resulted in a 16 percent decrease in interest expense, compared with 2001. The credit operations' ratio of earnings to fixed charges was 1.85 to 1 in 2002, compared to 1.51 to 1 in 2001.

The company's other operations had an operating loss of $12 million in 2002, compared with $31 million in 2001. Results for both years were adversely affected by costs related to the development of new products and goodwill amortization of the special technologies operations. The decreased loss in 2002 was primarily due to cost and expense reductions in the technologies businesses and improved results of the health care operations mainly due to larger enrollment.

CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's Equipment Operations, Financial Services operations and the consolidated totals.

EQUIPMENT OPERATIONS

The company's equipment businesses are capital intensive and are subject to large seasonal variations in financing requirements for inventories and certain receivables from dealers. The Equipment Operations sell most of their trade receivables to the company's credit operations. As a result, the seasonal variations in financing requirements of the Equipment Operations have decreased. To the extent necessary, funds provided from operations are supplemented by external financing sources.

Cash provided by operating activities during 2003 was $1,203 million primarily due to net income and a decrease in trade receivables and inventories, which were partially offset by a cash outflow for voluntary contributions to United States employee postretirement benefit plans of $475 million (none last year). The operating cash flows and the proceeds from the issuance of common stock of $175 million (which were derived from the exercise of stock options) were used primarily to increase cash and cash equivalents by $858 million, fund purchases of property and equipment of $303 million and pay dividends to stockholders of $211 million.

Over the last three years, operating activities have provided an aggregate of $5,292 million in cash. In addition, borrowings increased $455 million, proceeds from the issuance of common stock were $240 million and the receivables from Financial Services decreased $143 million. The aggregate amount of these cash flows was used mainly to fund purchases of property and equipment of $1,144 million, an increase in the investment in Financial Services of $700 million and stockholders' dividends of $626 million. Cash and cash equivalents also increased $3,648 million over the three-year period.

Trade receivables held by the Equipment Operations decreased by $263 million during 2003. During this time period, the Equipment Operations sold most of its trade receivables to the credit operations. The decrease from a year ago was primarily due to the increased sales of overseas trade receivables to the credit operations (see following consolidated discussion).

Inventories decreased by $6 million in 2003. Most of these inventories are valued on the last-in, first-out (LIFO) method. Based on constant exchange rates, inventories were approximately $110 million lower this year. The ratios of inventories at LIFO cost to the last 12 months' cost of sales were 13 percent at October 31, 2003, compared to 14 percent at October 31, 2002.

Total interest-bearing debt of the Equipment Operations was $3,304 million at the end of 2003, compared with $3,387 million at the end of 2002 and $2,984 million at the end of 2001. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2003, 2002 and 2001 was 45 percent, 52 percent and 43 percent, respectively.

FINANCIAL SERVICES

The Financial Services' credit operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of borrowings and equity capital. Additionally, the credit operations periodically sell substantial amounts of retail notes.

Cash flows from the company's Financial Services operating activities were $694 million in 2003. Cash provided by financing activities totaled $219 million in 2003, representing a $780 million increase in long-term borrowings and a $250 million increase in short-term borrowings, partially offset by a $563 million decrease in borrowings from the Equipment Operations and the payment of $248 million of dividends. The cash provided by operating and financing activities was used primarily to increase receivables. Cash used by investing activities totaled $733 million in 2003, primarily due to receivable acquisitions exceeding collections by $2,615 million, partially offset by sales of receivables of $1,941 million. Cash and cash equivalents also increased $199 million.

Over the past three years, the Financial Services operating activities have provided $2,177 million in cash. In addition, the sale of receivables of $6,637 million, an increase in borrowings of $2,617 million, the sale of equipment on operating leases of $1,398 million and a capital investment from the Equipment Operations of $700 million have provided cash inflows. These amounts have been used mainly to fund receivable and lease acquisitions, which exceeded collections by $12,332 million, and dividends of $658 million. Cash and cash equivalents also increased $175 million over the three-year period.

Receivables and leases increased by $818 million in 2003, compared with 2002. Acquisition volumes of receivables and leases increased 23 percent in 2003, compared with 2002. The volumes of operating loans, trade receivables, revolving charge accounts, wholesale notes and retail notes increased approximately 33 percent, 30 percent, 28 percent, 13 percent and 7 percent, respectively. The credit operations also sold retail notes receiving proceeds of $1,941 million during 2003, compared with $2,968 million in 2002. At October 31, 2003 and 2002, net receivables and leases administered, which include receivables and leases previously sold but still administered, were $16,476 million and $15,363 million, respectively.

Trade receivables held by the credit operations increased by $141 million in 2003 primarily due to the increased purchases of overseas trade receivables from the Equipment Operations (see following consolidated discussion).

Total external interest-bearing debt of the credit operations was $11,447 million at the end of 2003, compared with $10,001 million at the end of 2002 and $9,776 million at the end of 2001. Total external borrowings have increased generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents and the change in payables owed to the Equipment Operations. The credit subsidiaries' ratio of total interest-bearing debt to total stockholder's equity was 5.6 to 1 at the end of 2003, 2002 and 2001.

During 2003, the credit operations issued $850 million of 3.90% Global Notes due in January 2008 and entered into interest rate swaps related to $650 million of these notes, which swapped the fixed rate to a variable rate of approximately 1.7% at October 31, 2003. During 2003, the credit operations also issued $650 million of 5.10% Global Debentures due in January 2013 and entered into interest rate swaps related to these notes, which swapped the fixed rate to a variable rate of approximately 1.8% at October 31, 2003. During 2003, the credit operations retired $200 million of floating rate notes. The credit operations issued $1,804 million and retired $2,324 million of other long-term borrowings during the year, which were primarily medium-term notes.

CONSOLIDATED

Sources of liquidity for the company include cash and short-term investments, funds from operations, the issuance of commercial paper and term debt, the securitization and sale of retail notes, and committed and uncommitted, unsecured, bank lines of credit.

Because of the multiple funding sources that have been and continue to be available to the company, the company expects to have sufficient sources of liquidity to meet its funding needs. The company's worldwide commercial paper outstanding at October 31, 2003 and 2002 was approximately $2.1 billion and $1.8 billion, respectively, while the total cash and cash equivalents position was $4.4 billion and $2.8 billion, respectively. The company has for many years accessed diverse funding sources, including short-term and long-term unsecured debt capital markets in the United States, Canada, Europe and Australia, as well as public and private securitization markets in the United States and Canada. In addition, the company has access to unsecured bank lines of credit with various United States and foreign banks (see Note 16).

To access public debt capital markets, the company relies on credit rating agencies to assign short-term and long-term credit ratings to the company's securities as an indicator of credit quality for fixed income investors. A security rating is not a recommendation by the rating agency to buy, sell or hold company securities. A credit rating agency may change or withdraw company ratings based on its assessment of the company's current and future ability to meet interest and principal repayment obligations. Lower credit ratings generally result in higher borrowing costs and reduced access to debt capital markets.

The senior long-term and short-term debt ratings currently assigned to company securities by the rating agencies listed below are investment grade ratings. Each rating should be evaluated independently of any other rating. The current company ratings and ratings outlook from each of the rating agencies engaged by the company are as follows:

	Senior Long-Term	Short-Term	Outlook
Moody's Investors Service, Inc.	A3	Prime-2	Stable
Standard & Poor's	A-	A-2	Negative (long-term only)
Dominion Bond Rating Service	A	R-1 (low)	Negative (long-term only)

Trade accounts and notes receivable arise from sales of goods to dealers. Trade receivables decreased by $115 million in 2003. Based on constant exchange rates, trade receivables were approximately $235 million lower this year. Total worldwide agricultural equipment trade receivables increased $5 million, commercial and consumer equipment receivables decreased $77 million, construction and forestry receivables decreased $41 million and other equipment receivables decreased $2 million. The ratios of trade accounts and notes receivable at October 31 to fiscal year net sales were 20 percent in 2003, compared with 23 percent in 2002 and 26 percent in 2001. The collection period for trade receivables averages less than 12 months. The percentage of receivables outstanding for a period exceeding 12 months was 11 percent at October 31, 2003, compared with 6 percent at October 31, 2002 and 11 percent at October 31, 2001.

Stockholders' equity was $4,002 million at October 31, 2003, compared with $3,163 million and $3,992 million at October 31, 2002 and 2001, respectively. The increase of $839 million resulted primarily from net income of $643 million, a change in the cumulative translation adjustment of $214 million and a decrease in treasury stock of $181 million, partially offset by dividends declared of $211 million.

OFF-BALANCE SHEET ARRANGEMENTS

The company's credit operations periodically securitize and sell retail notes to special purpose entities (SPEs) in securitizations of retail notes. The credit operations use these SPEs in a manner consistent with conventional practices in the securitization industry to isolate the retail notes for the benefit of securitization investors. The use of the SPEs enables these operations to access the highly liquid and efficient securitization markets for the sales of these types of financial assets. The amounts of funding from securitizations reflects such factors as capital market accessibility, relative costs of funding sources and assets available for securitization. Based on an assessment of these and other factors, the company received $1,891 million of funding and recognized pretax gains of $50 million related to these securitizations during 2003. The company's total exposure to recourse provisions related to securitized retail notes was $236 million and the total assets held by the SPEs related to securitizations was $2,964 million at October 31, 2003.

At October 31, 2003, the company had a 41 percent ownership interest in Nortrax, Inc. and a 40 percent ownership interest in Nortrax Investments, Inc. (collectively called Nortrax), which have been recorded on the equity basis. These operations are involved in the ownership and development of several construction equipment dealers. The company has certain option agreements with the majority owners of Nortrax related to ownership for which the probable costs have been accrued at year-end. At October 31, 2003, Nortrax's total assets, total net assets and the company's investment in Nortrax were $432 million, $97 million and $40 million, respectively. The sales from the company to Nortrax and its affiliates in 2003 were $412 million, and the company's receivables from Nortrax at October 31, 2003 totaled $235 million. Nortrax did not have significant external borrowings. Subsequent to year-end (in December 2003), the company exercised certain call options in Nortrax, Inc. for $112 million, increasing the company's ownership interest to 83 percent. Nortrax, Inc., which represents most of the Nortrax operations, was consolidated at that time.

At October 31, 2003, the company had guaranteed approximately $80 million of residual values for five operating leases related to certain administrative and manufacturing buildings. The company is obligated at the end of each lease term to pay to the lessor any reduction in market value of the leased property up to the guaranteed residual value. The company recognizes the expense for these future estimated lease payments over the terms of the operating leases and had accrued expenses of $15 million related to these agreements at October 31, 2003. The leases have terms expiring from 2004 to 2007.

At October 31, 2003, the company had approximately $70 million of guarantees issued primarily to overseas banks related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2003, the company had accrued losses of approximately $1 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2003 was approximately seven years.

AGGREGATE CONTRACTUAL OBLIGATIONS

Most of the company's contractual obligations to make payments to third parties are debt obligations. In addition, the company has certain contractual agreements for future lease payments. The payment schedule for these contractual obligations in millions of dollars is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total debt*					
Equipment Operations	$ 3,229	$ 577	$ 301	$ 1	$ 2,350
Financial Services	11,216	3,770	3,120	1,690	2,636
Total	14,445	4,347	3,421	1,691	4,986
Operating leases	356	85	96	71	104
Total obligations	$14,801	$ 4,432	$ 3,517	$ 1,762	$ 5,090

* Principal payments only.

CRITICAL ACCOUNTING POLICIES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions could have a significant effect on the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the company's financial statements and require the most difficult, subjective or complex judgments. The company's other accounting policies are described in the Notes to the Consolidated Financial Statements.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes. The final cost of these programs and the amount of accrual required for a specific sale is fully determined when the dealer sells the equipment to the retail customer. This is due to numerous programs available at any particular time and new programs that may be announced after the company records the sale. Changes in the mix and types of programs affect these estimates, which are reviewed quarterly.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims. Variances in claims experience and the type of warranty programs affect these estimates, which are reviewed quarterly.

Retirement Benefit Obligations

Pension obligations and other postretirement employee benefit (OPEB) obligations are based on various assumptions used by the company's actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, expected return on plan assets, compensation increases, retirement rates, mortality rates and other factors. Actual results that differ from the assumptions and changes in assumptions affect future expenses and obligations.

The effect of hypothetical changes to selected assumptions on the company's major United States retirement benefit plans would be as follows in millions of dollars:

		October 31, 2003		2004
Assumptions	Percentage Change	Increase (Decrease) PBO/APBO*	Increase (Decrease) Equity**	Increase (Decrease) Expense
Pension				
Discount rate***	+/-.5	$ (343)/361	$197/(207)	$ (13)/22
Expected return on assets	+/-.5			(33)/33
OPEB				
Discount rate***	+/-.5	(251)/263		(28)/28
Health care cost trend rate***	+/-1.0	612/(545)		135/(119)

* Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for OPEB plans.

** Minimum pension liability adjustment after-tax.

*** Pretax impact on service cost, interest cost and amortization of gains or losses.

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the losses expected from the company's receivable portfolio. The level of the allowance is based on many factors, including collection experience, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly. Different assumptions or changes in economic conditions would result in changes to the credit allowance and the provision for credit losses.

Operating Lease Residual Values

The carrying value of equipment on operating leases is affected by the estimated fair values of the equipment at the end of the lease (residual values). Upon termination of the lease, the equipment is either purchased by the lessee or sold to a third party, in which case the company may record a gain or a loss for the difference between the estimated residual value and the sale price. The residual values are dependent on current economic conditions and are reviewed quarterly. Changes in residual value assumptions would affect the amount of depreciation expense and the amount of investment in equipment on operating leases.

FINANCIAL INSTRUMENT RISK INFORMATION

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies. The company has entered into agreements related to the management of these currency transaction risks. The credit risk under these interest rate and foreign currency agreements is not considered to be significant.

Interest Rate Risk

Quarterly, the company uses a combination of cash flow models to assess the sensitivity of its financial instruments with interest rate exposure to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for borrowings are discounted at the treasury yield curve plus a market credit spread for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forecasted rates from the swap yield curve at the repricing dates. The net loss in these financial instruments' fair values which would be caused by decreasing the interest rates by 10 percent from the market rates at October 31, 2003 and 2002 would have been approximately $56 million and $35 million, respectively.

Foreign Currency Risk

In the Equipment Operations, it is the company's practice to hedge significant currency exposures. Worldwide foreign currency exposures are reviewed monthly. Based on the Equipment Operations anticipated and committed foreign currency cash inflows and outflows for the next twelve months and the foreign currency derivatives at year end, the company estimates that a hypothetical 10 percent strengthening of the United States dollar relative to all other currencies through 2004 would decrease the 2004 expected net cash inflows by $65 million. Similar assumptions and calculations indicated a potential $28 million adverse effect on the 2003 net cash inflows.

In the Financial Services operations, the company's policy is to hedge the foreign currency risk if the currency of the borrowings does not match the currency of the receivable portfolio. As a result, a hypothetical 10 percent adverse change in the value of the United States dollar relative to all other foreign currencies would not have a material effect on the Financial Services cash flows.

REPORT OF MANAGEMENT

The consolidated financial statements and other financial information of Deere & Company in this report were prepared by management, which is responsible for their contents. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with accounting principles generally accepted in the United States of America.

The company maintains a system of internal accounting controls and procedures which is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are included in the financial records in all material respects, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel, examinations by an internal auditing department and a continuing management commitment to the integrity of the system.

The financial statements have been audited to the extent required by auditing standards generally accepted in the United States of America by Deloitte & Touche LLP, independent auditors. The independent auditors have evaluated the company's internal control structure and performed tests of procedures and accounting records in connection with the issuance of their report on the fairness of the financial statements.

The Board of Directors has appointed an Audit Review Committee composed entirely of directors who are not employees of the company. The Audit Review Committee meets with representatives of management, the internal auditing department and the independent auditors, both separately and jointly. The Committee discusses with the independent auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their auditors' report, consults with the internal audit staff and reviews management's administration of the system of internal accounting controls. The Committee reports to the Board on its activities and findings.

INDEPENDENT AUDITORS' REPORT

Deloitte.

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries as of October 31, 2003 and 2002 and the related statements of consolidated income, changes in consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deere & Company and subsidiaries at October 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective November 1, 2002, the company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP

Chicago, Illinois
December 16, 2003

DEERE & COMPANY

STATEMENT OF CONSOLIDATED INCOME

For the Years Ended October 31, 2003, 2002 and 2001

(In millions of dollars except per share amounts)

	2003	2002	2001
Net Sales and Revenues			
Net sales	$ 13,349.1	$ 11,702.8	$ 11,077.4
Finance and interest income	1,275.6	1,339.2	1,445.2
Health care premiums and fees	664.5	636.0	585.0
Other income	245.4	269.0	185.3
Total	15,534.6	13,947.0	13,292.9
Costs and Expenses			
Cost of sales	10,752.7	9,593.4	9,376.4
Research and development expenses	577.3	527.8	590.1
Selling, administrative and general expenses	1,744.2	1,657.3	1,716.8
Interest expense	628.5	637.1	765.7
Health care claims and costs	536.1	518.4	476.0
Other operating expenses	324.5	410.3	392.7
Total	14,563.3	13,344.3	13,317.7
Income (Loss) of Consolidated Group before Income Taxes	971.3	602.7	(24.8)
Provision for income taxes	336.9	258.3	17.7
Income (Loss) of Consolidated Group	634.4	344.4	(42.5)
Equity in Income (Loss) of Unconsolidated Affiliates			
Credit	.2	(3.8)	(3.3)
Other	8.5	(21.4)	(18.2)
Total	8.7	(25.2)	(21.5)
Net Income (Loss)	$ 643.1	$ 319.2	$ (64.0)
Per Share Data			
Net income (loss) – basic	$ 2.68	$ 1.34	$ (.27)
Net income (loss) – diluted	$ 2.64	$ 1.33	$ (.27)
Dividends declared	$ .88	$ .88	$ .88

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

CONSOLIDATED BALANCE SHEET

As of October 31, 2003 and 2002

(In millions of dollars except per share amounts)

	2003	2002
ASSETS		
Cash and cash equivalents	$ 4,384.5	$ 2,814.9
Marketable securities	231.8	189.2
Receivables from unconsolidated affiliates	303.2	265.8
Trade accounts and notes receivable - net	2,619.3	2,733.6
Financing receivables - net	9,974.2	9,067.5
Other receivables	428.3	426.4
Equipment on operating leases - net	1,381.9	1,609.2
Inventories	1,366.1	1,371.8
Property and equipment - net	2,075.6	1,998.3
Investments in unconsolidated affiliates	195.5	180.6
Goodwill	872.1	804.0
Other intangible assets - net	252.9	90.9
Prepaid pension costs	62.6	49.6
Other assets	534.3	582.1
Deferred income taxes	1,476.1	1,490.1
Deferred charges	99.6	94.0
Total Assets	$ 26,258.0	$ 23,768.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	$ 4,347.2	$ 4,437.3
Payables to unconsolidated affiliates	87.8	64.0
Accounts payable and accrued expenses	3,105.5	3,142.2
Health care claims and reserves	94.1	92.8
Accrued taxes	226.5	87.4
Deferred income taxes	30.7	24.5
Long-term borrowings	10,404.2	8,950.4
Retirement benefit accruals and other liabilities	3,959.9	3,806.2
Total liabilities	22,255.9	20,604.8
STOCKHOLDERS' EQUITY		
Common stock, $1 par value (authorized – 600,000,000 shares; issued – 268,215,602 shares in 2003 and 2002), at stated value	1,987.8	1,957.0
Common stock in treasury, 24,694,170 shares in 2003 and 29,321,098 shares in 2002, at cost	(1,141.4)	(1,322.2)
Unamortized restricted stock compensation	(5.8)	(17.8)
Retained earnings	4,329.5	3,912.6
Total	5,170.1	4,529.6
Minimum pension liability adjustment	(1,078.0)	(1,032.1)
Cumulative translation adjustment	(79.2)	(293.1)
Unrealized loss on derivatives	(22.4)	(47.0)
Unrealized gain on investments	11.6	5.8
Accumulated other comprehensive income (loss)	(1,168.0)	(1,366.4)
Total stockholders' equity	4,002.1	3,163.2
Total Liabilities and Stockholders' Equity	$ 26,258.0	$ 23,768.0

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CONSOLIDATED CASH FLOWS

For the Years Ended October 31, 2003, 2002 and 2001

(In millions of dollars)

	2003	2002	2001
Cash Flows from Operating Activities			
Net income (loss)	$ 643.1	$ 319.2	$ (64.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful receivables	106.8	160.7	113.0
Provision for depreciation and amortization	631.4	725.3	718.3
Undistributed earnings of unconsolidated affiliates	(5.5)	22.7	19.5
Provision (credit) for deferred income taxes	33.1	(1.2)	(230.3)
Changes in assets and liabilities:			
Receivables	182.3	158.2	316.9
Inventories	84.1	85.8	136.5
Accounts payable and accrued expenses	(184.9)	144.0	40.7
Other	45.3	263.6	62.8
Net cash provided by operating activities	1,535.7	1,878.3	1,113.4
Cash Flows from Investing Activities			
Collections of receivables	9,077.6	6,987.0	6,966.3
Proceeds from sales of financing receivables	1,941.0	2,967.8	1,728.0
Proceeds from maturities and sales of marketable securities	76.4	75.4	32.4
Proceeds from sales of equipment on operating leases	514.5	495.2	391.7
Proceeds from sales of businesses	22.5	53.5	
Cost of receivables acquired	(11,576.8)	(9,955.3)	(9,795.7)
Purchases of marketable securities	(118.2)	(87.8)	(75.7)
Purchases of property and equipment	(309.6)	(358.7)	(491.0)
Cost of operating leases acquired	(473.7)	(487.9)	(775.2)
Acquisitions of businesses, net of cash acquired	(10.6)	(19.0)	(315.2)
Decrease (increase) in receivables from unconsolidated affiliates	(6.8)	14.8	(112.0)
Other	(32.4)	1.0	81.5
Net cash used for investing activities	(896.1)	(314.0)	(2,364.9)
Cash Flows from Financing Activities			
Increase (decrease) in short-term borrowings	126.9	(1,413.2)	(506.6)
Proceeds from long-term borrowings	3,312.9	4,573.7	4,818.3
Principal payments on long-term borrowings	(2,542.7)	(2,771.0)	(2,118.5)
Proceeds from issuance of common stock	174.5	48.0	17.8
Repurchases of common stock	(.4)	(1.2)	(1.3)
Dividends paid	(210.5)	(208.9)	(206.5)
Other	(1.8)	(1.5)	(2.8)
Net cash provided by financing activities	858.9	225.9	2,000.4
Effect of Exchange Rate Changes on Cash	71.1	(5.3)	(10.6)
Net Increase in Cash and Cash Equivalents	1,569.6	1,784.9	738.3
Cash and Cash Equivalents at Beginning of Year	2,814.9	1,030.0	291.7
Cash and Cash Equivalents at End of Year	$ 4,384.5	$ 2,814.9	$ 1,030.0

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

For the Years Ended October 31, 2001, 2002 and 2003

(In millions of dollars)

	Total Equity	Common Stock	Treasury Stock	Unamortized Restricted Stock	Retained Earnings	Other Comprehensive Income (Loss)
Balance October 31, 2000	$ 4,301.9	$ 1,864.4	$ (1,439.0)	$ (10.9)	$ 4,117.2	$ (229.8)
Comprehensive income (loss)						
Net income (loss)	(64.0)				(64.0)	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(7.7)					(7.7)
Cumulative translation adjustment	(63.1)					(63.1)
Unrealized loss on derivatives	(72.0)					(72.0)
Unrealized gain on investments	3.7					3.7
Total comprehensive income (loss)	(203.1)					
Repurchases of common stock	(1.3)		(1.3)			
Treasury shares reissued	34.8		34.8			
Dividends declared	(206.1)				(206.1)	
Acquisition of a business	80.5	80.5				
Other stockholder transactions	(14.5)	3.7		(5.9)	(12.3)	
Balance October 31, 2001	3,992.2	1,948.6	(1,405.5)	(16.8)	3,834.8	(368.9)
Comprehensive income (loss)						
Net income	319.2				319.2	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(1,015.9)					(1,015.9)
Cumulative translation adjustment	(7.6)					(7.6)
Unrealized gain on derivatives	25.0					25.0
Unrealized gain on investments	1.0					1.0
Total comprehensive income (loss)	(678.3)					
Repurchases of common stock	(1.2)		(1.2)			
Treasury shares reissued	84.5		84.5			
Dividends declared	(209.3)				(209.3)	
Other stockholder transactions	(24.7)	8.4		(1.0)	(32.1)	
Balance October 31, 2002	3,163.2	1,957.0	(1,322.2)	(17.8)	3,912.6	(1,366.4)
Comprehensive income (loss)						
Net income	643.1				643.1	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(45.9)					(45.9)
Cumulative translation adjustment	213.9					213.9
Unrealized gain on derivatives	24.6					24.6
Unrealized gain on investments	5.8					5.8
Total comprehensive income (loss)	841.5					
Repurchases of common stock	(.4)		(.4)			
Treasury shares reissued	181.2		181.2			
Dividends declared	(211.2)				(211.2)	
Other stockholder transactions	27.8	30.8		12.0	(15.0)	
Balance October 31, 2003	$ 4,002.1	$ 1,987.8	$ (1,141.4)	$ (5.8)	$ 4,329.5	$ (1,168.0)

The notes to consolidated financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies in addition to those included in other notes to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements represent the consolidation of all companies in which Deere & Company has a controlling interest. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate. Other investments (less than 20 percent ownership) are recorded at cost. Consolidated retained earnings at October 31, 2003 include undistributed earnings of the unconsolidated affiliates of $35 million. Dividends from unconsolidated affiliates were $3 million in 2003, $2 million in 2002 and $2 million in 2001 (see Note 6).

Special purpose entities (SPEs) related to the sale and securitization of financing receivables, which are also variable interest entities, are not consolidated since the company does not control these entities, and they either meet the requirements of qualified special purpose entities, or the company is not the primary beneficiary (see Note 10).

Certain amounts for prior years have been reclassified to conform with 2003 financial statement presentations.

Structure of Operations

Certain information in the notes and related commentary are presented in a format which includes data grouped as follows:

Equipment Operations — Includes the company's agricultural equipment, commercial and consumer equipment, construction and forestry, and special technologies operations with Financial Services reflected on the equity basis.

Financial Services — Includes the company's credit and health care operations.

Consolidated — Represents the consolidation of the Equipment Operations and Financial Services. References to "Deere & Company" or "the company" refer to the entire enterprise.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Sales of equipment and service parts are recorded when title and all risk of ownership are transferred to the independent dealer based on the agreement in effect with the dealer. In the United States and most international locations, this transfer occurs when goods are shipped to the dealer. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Accordingly, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay. No right of return exists on sales of equipment. Service parts returns are estimable and accrued at the time a sale is recognized. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

Financing revenue is recorded over the terms of the related receivables using the interest method. Income from operating leases is recognized on a straight-line basis over the scheduled lease terms. Health care premiums and fees are recognized as earned over the terms of the policies or contracts.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims (see Note 20).

Sales of Receivables

Certain financing receivables are periodically sold to SPEs in securitization transactions (see Note 10). Gains or losses from these sales are recognized in the period of sale based on the relative fair value of the portion sold and the portion allocated to retained interests. The retained interests are recorded at fair value estimated by discounting future cash flows. Changes in these fair values are recorded after-tax as a component of equity included in other comprehensive income until realized.

Depreciation and Amortization

Property and equipment, capitalized software and other intangible assets are depreciated over the estimated useful lives using the straight-line method. Equipment on operating leases is depreciated over the terms of the leases using the straight-line method. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

Impairment of Long-Lived Assets

The company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also reviewed for impairment by reporting unit annually (see Note 15). If the carrying value of the long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset.

Health Care Claims and Reserves

Health care claims and reserves include liabilities for unpaid claims based on estimated costs of settling the claims using past experience adjusted for current trends.

Foreign Currency Translation

The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into United States dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders' equity. Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved and foreign exchange forward contracts and options are included in net income. The total foreign exchange pretax net loss for 2003, 2002 and 2001 was $6 million, $36 million and $16 million, respectively.

Stock-Based Compensation

The company has retained the intrinsic value method of accounting for its plans in accordance with APB Opinion No. 25. No compensation expense for stock options was recognized under this method since the options' exercise prices were not less than the market prices of the stock at the dates the options were awarded (see Note 22). The stock-based compensation expense recognized in earnings relates to restricted stock awards. For disclosure purposes under Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation, the Black-Scholes option pricing model was used to calculate the "fair values" of stock options on the date the options were awarded. Based on this model, the weighted-average fair values of stock options awarded during 2003, 2002 and 2001 with the exercise price equal to the market price were $9.55, $11.42 and $12.06 per option, respectively.

Pro forma net income (loss) and net income (loss) per share, as if the fair value method in FASB Statement No. 123 had been used for stock-based compensation, and the assumptions used were as follows with dollars in millions except per share amounts:

	2003	2002	2001
Net income (loss) as reported	$ 643	$ 319	$ (64)
Add:			
Stock-based employee compensation costs, net of tax, included in net income	3	2	
Less:			
Stock-based employee compensation costs, net of tax, as if fair value method had been applied	(32)	(37)	(32)
Pro forma net income (loss)	$ 614	$ 284	$ (96)
Net income (loss) per share:			
As reported – basic	$ 2.68	$ 1.34	$ (.27)
Pro forma – basic	$ 2.56	$ 1.19	$ (.41)
As reported – diluted	$ 2.64	$ 1.33	$ (.27)
Pro forma – diluted	$ 2.53	$ 1.19	$ (.41)
Black-Scholes assumptions*			
Risk-free interest rate	2.4%	3.6%	5.4%
Dividend yield	1.9%	2.1%	2.1%
Stock volatility	29.8%	36.0%	33.2%
Expected option life in years	3.4	3.7	4.1

* Weighted-averages

New Accounting Standards Adopted

In 2003, the company adopted FASB Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires the purchase method of accounting for all business combinations and eliminated the pooling of interests method effective June 30, 2001. Statement No. 141 also specifies the types of acquired intangible assets to be included in goodwill and those to be reported separately from goodwill upon adoption of Statement No. 142. No adjustments of goodwill and other intangible assets were necessary based on these requirements.

In accordance with Statement No. 142, the company did not amortize goodwill related to acquisitions made after June 30, 2001 and discontinued amortizing goodwill for prior acquisitions upon adoption of the new standard as of November 1, 2002. Based on the new standard, goodwill will be written down only for impairments. The company was also required to test existing goodwill for impairment on a transitional basis as of November 1, 2002. The company has completed this test and has determined that its goodwill is not impaired and no write-downs are necessary. A fair value approach was applied to the company's reporting units to determine if the carrying value of goodwill was impaired. The fair value of the reporting units was established based on discounted cash flows and market multiples. Goodwill will continue to be tested for impairment annually, or more often if events and circumstances change.

Pro forma net income (loss) and net income (loss) per share, excluding goodwill amortization, were as follows with dollars in millions except per share amounts:

	2003	2002	2001
Net income (loss) as reported	$ 643	$ 319	$ (64)
Goodwill amortization, net of tax		53	51
Pro forma net income (loss)	$ 643	$ 372	$ (13)
Basic net income per share:			
Net income (loss) as reported	$ 2.68	$ 1.34	$ (.27)
Goodwill amortization, net of tax		.22	.22
Pro forma net income (loss)	$ 2.68	$ 1.56	$ (.05)
Diluted net income per share:			
Net income (loss) as reported	$ 2.64	$ 1.33	$ (.27)
Goodwill amortization, net of tax		.22	.21
Pro forma net income (loss)	$ 2.64	$ 1.55	$ (.06)

In 2003, the company also adopted new accounting standards issued by the FASB described as follows. Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee (see Note 20). Statement No. 143, Accounting for Asset Retirement Obligations, requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, retains the previous cash flow test for impairment and broadens the presentation of discontinued operations. Statement No. 146, Accounting for the Costs

Associated with Exit or Disposal Activities, requires companies to recognize liabilities and costs associated with exit or disposal activities initiated after December 31, 2002 when they are incurred, rather than when management commits to a plan to exit an activity. Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, amends the transition provisions and requires certain pro forma disclosures. Statement No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities, which incorporates certain implementation guidance and clarifies the definition of a derivative. Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which affects the accounting for certain obligations that a reporting entity can or must settle by issuing its own equity shares. The adoption of these standards did not have a material effect on the company's financial position or net income.

New Accounting Standard to be Adopted

In 2003, the FASB issued Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, which addresses the consolidation and related disclosures of these entities by business enterprises. These are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under the Interpretation, the company must consolidate any variable interest entities (VIEs) in which the company holds variable interests and the company is deemed the primary beneficiary. The effective date for the adoption of FIN No. 46 for interests in VIEs created prior to February 1, 2003 is the end of the first fiscal quarter of 2004 and the adoption is not expected to have a material effect on the company's financial position or net income. The effective date for new VIEs created after January 31, 2003 was immediate and the adoption had no effect.

As disclosed in Note 10, the company's credit operations hold retained interests in certain special purpose entities (SPEs) related to the securitization and sale of their retail notes. These SPEs are defined as VIEs. Under the Interpretation, most of the company' retained interests are not deemed variable interests because they are interests in a VIE's specified assets with a fair value that is less than half the fair value of the VIE's total assets. The company's remaining retained interests are with qualified special purpose entities (QSPEs) as defined by FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are exempt from consolidation. The adoption of this standard will not require the consolidation of any of these SPEs related to securitizations.

The company also has a 41 percent ownership interest in Nortrax, Inc. and a 40 percent ownership interest in Nortrax Investments, Inc. (collectively called Nortrax), which meet the definition of VIEs under FIN No. 46. These operations are involved in the ownership and development of several construction equipment dealer locations. Nortrax has been recorded based on the equity method. Under the Interpretation, the company is the primary beneficiary due to certain put options held by the majority owners (see Note 20). Nortrax would have to be consolidated on the effective date of FIN No. 46 on January 31, 2004. Subsequent to fiscal year-end (in December 2003), the company increased its ownership in Nortrax, Inc. to 83 percent and it was consolidated at that time (see Note 28). Nortrax, Inc. represents most of the Nortrax operations.

Financial information for Nortrax in millions of dollars is as follows:

Financial Position	October 31 2003	2002
Total assets	$ 432	$ 407
Total net assets	97	92
Deere & Company's share of the net assets	40	38

The sales from the company to Nortrax and its affiliates during 2003, 2002 and 2001 were $412 million, $271 million and $293 million, respectively. The company's total receivables from Nortrax at October 31, 2003 and 2002 were $235 million and $255 million, respectively. Nortrax did not have significant external borrowings. The company's probable cost related to the options with the majority owners has been accrued as of October 31, 2003 (see Note 20).

2. SPECIAL ITEMS

In 2001 and 2002, the company announced certain actions aimed at increasing efficiency and reducing costs. The company recognized asset write-downs and liabilities related to these costs. Following are tables of the write-downs and liabilities related to the restructuring charges and descriptions of these actions. There have been no material revisions to these restructuring plans. The estimated annual pretax increase in earnings and cash flows in 2002, 2003 and ongoing from the restructurings in 2001 and 2002 were approximately $100 million. These savings were as expected. The restructurings primarily reduced cost of sales by approximately $300 million and selling, administrative and general expenses by $30 million, partially offset by a reduction in sales of $230 million. The company also recognized non-recurring special item charges for voluntary early-retirement programs as described below.

2001 Restructuring Charges

The expense and liabilities for restructuring items at October 31 in millions of dollars and the number of employees to be terminated were as follows:

	Expense**	Payments	Liabilities 2001
Property and equipment write-downs	$ 38		
Inventory write-downs	33		
Total write-downs	71		
Termination benefits	26	$ (2)	$ 24
Contract terminations	27		27
Warranties and product returns	16		16
Goodwill write-off	5	(5)	
Other costs	10	(3)	7
Total accruals	84	$ (10)	$ 74
Total	$ 155*		
			2001
Employees to be terminated			1,000

* In the fourth quarter of 2001, the company also accrued voluntary early-retirement benefits of $189 million based on acceptances for a total of $344 million special items. See following discussion.

** There were no adjustments in 2001.

The costs for restructuring items in 2001 totaled $155 million consisting of $123 million of cost of sales and $32 million of selling, administrative and general expenses as discussed below.

In the fourth quarter of 2001, the company announced plans to exit the hand-held consumer products business included in the commercial and consumer equipment segment. Affected by this decision were consumer products operations and employees primarily in the southeastern United States and Mexico. The company sold its hand-held consumer products operations in Chihuahua, Mexico and other United States facilities related to this business. As a result, a total cost of $132 million was recognized consisting of $15 million for termination benefits for approximately 700 employees, contract terminations of $27 million, product warranties and returns of $16 million, impairment write-downs of $33 million for inventory and $35 million for property and equipment, and other costs of $6 million. The hand-held consumer products operations had revenues of $240 million and $235 million during 2001 and 2000, respectively. During the same periods, pretax operating losses were $72 million and $70 million, excluding the restructuring costs as discussed above.

In the fourth quarter of 2001, the company also announced plans to reduce manufacturing and marketing costs in the construction and forestry segment. These plans included employee separations, the closing or sale of certain forestry equipment operations in Bessemer, Alabama; Atlanta, Georgia; and Woodstock, Ontario. As a result, a total cost of $23 million was recognized consisting of $11 million for termination benefits for approximately 300 employees, a write-off of goodwill of $5 million, impairment write-downs of property and equipment of $3 million and other costs of $4 million.

2001 Voluntary Early-Retirement Programs

During the fourth quarter of 2001, the company also offered voluntary early-retirement programs primarily to certain United States employees whose age plus years of service equaled 80 or more by October 31, 2001. Based on acceptances received, the company recorded an expense of $189 million pretax for the cost of the special retirement benefits and related curtailment costs consisting of $132 million in cost of sales and $57 million in selling, administrative and general expenses. The voluntary early-retirement liability is being paid from the pension assets over the remaining lives of the retirees and dependents as pension payments are made (see Note 3).

2002 Restructuring Charges

The expense (income) and liabilities for restructuring items at October 31 in millions of dollars and the number of employees to be terminated were as follows:

	Liabilities 2001	Expense (Income)	Payments	Liabilities 2002
Property and equipment write-downs		$ 29		
Inventory write-downs		5		
Total write-downs		34		
Termination benefits	$ 24	12	$ (25)	$ 11
Contract terminations	27	12	(21)	18
Warranties and product returns	16	(8)	(7)	1
Other costs	7	8	(3)	12
Total accruals	$ 74	24	$ (56)	$ 42
Total		$ 58*		
	2001	Additions	Terminated	**2002**
Employees to be terminated	1,000	900	(1700)	200

* In addition to these charges, the company recognized $11 million of other non-accruable restructuring costs for a total of $69 million restructuring costs. The restructuring costs of $69 million have been reduced by $14 million of adjustments ($10 million cost of sales and $4 million selling, administrative and general expenses) due to changes in prior-year estimates as described below. Early-retirement programs also totaled $3 million in 2002 for a total of $72 million of special items.

The costs for restructuring items in 2002 totaled $69 million consisting of $68 million of cost of sales and $1 million of other expenses, as discussed below. The beginning liabilities shown above relate to special items shown in the previous table for 2001.

In 2002, the company's commercial and consumer equipment segment announced plans to close facilities in Williamsburg, Virginia and Jeffersonville, Indiana and streamline operations at Horicon, Wisconsin. As a result of these actions, a cost of $38 million was recognized, partially offset by $14 million of adjustments related to exiting the hand-held consumer products business (see prior discussion for 2001). The net restructuring cost of $24 million consisted of property and equipment write-downs of $6 million, inventory write-downs of $1 million, contract terminations of $8 million, termination benefits of $3 million for approximately 200 employees and other costs of $6 million.

In 2002, the construction and forestry segment announced plans to close the Loudon, Tennessee factory and relocate the skid-steer loader production to its Dubuque, Iowa facility. Primarily as a result of this closure, a total cost of $27 million was recognized consisting of property and equipment write-downs of $14 million, inventory write-downs of $1 million, contract terminations of $4 million, termination benefits of $4 million for approximately 400 employees and other costs of $4 million.

In 2002, the company's agricultural equipment segment recognized $12 million of impairment and reorganization costs primarily in its Argentina operations consisting of property and equipment write-downs of $8 million, inventory write-downs of $2 million, termination benefits of $1 million for approximately 100 employees and other costs of $1 million. The company's special technologies group recognized $9 million of costs primarily related to the closure of a facility in Springfield, Illinois and the restructuring of Agris Corporation. These costs consisted of termination benefits of $4 million for approximately 200 employees, property and equipment write-downs of $1 million, inventory write-downs of $1 million and other costs of $3 million.

2003 Restructuring Charges

The income and liabilities for restructuring items at October 31 in millions of dollars and the number of employees to be terminated were as follows:

	Liabilities **2002**	Adjustment Income**	Payments	Liabilities **2003**
Termination benefits	$ 11	$ (1)	$ (10)	
Contract terminations	18	(3)	(1)	$ 14
Warranties and product returns	1	(1)		
Other costs	12	(2)	(8)	2
Total	$ 42	$ (7)*	$ (19)	$ 16
	2002	Additions	Terminated	**2003**
Employees to be terminated	200		(200)	

* In addition to these accrual adjustments, the company recognized $2 million of other non-accruable restructuring costs related to these actions for a net total $5 million of restructuring income.

** These are adjustments of prior year accruals due to changes in estimates.

The income from restructuring items in 2003 totaled $5 million consisting of credits of $2 million to cost of sales and $3 million to selling, administrative and general expenses. The beginning liabilities shown above relate to special items shown in the previous table for 2002.

3. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans covering its United States employees and employees in certain foreign countries. The company also has several defined benefit health care and life insurance plans for retired employees in the United States and Canada.

The worldwide components of net periodic pension cost and the significant assumptions consisted of the following in millions of dollars and in percents:

	2003	**2002**	**2001**
Pensions			
Service cost	$ 111	$ 107	$ 113
Interest cost	450	448	424
Return on assets:			
Actual (gain) loss	(958)	481	1,318
Deferred gain (loss)	400	(1,100)	(1,921)
Amortization of actuarial (gain) loss	40	2	(9)
Amortization of prior service cost	40	30	34
Amortization of net transition asset		(1)	(9)
Special early-retirement benefits		3	135
Settlements/curtailments		6	
Net cost (income)	$ 83	$ (24)	$ 85
Weighted-average Assumptions			
Discount rates for obligations	6.0%	6.7%	7.2%
Discount rates for expenses	6.7%	7.2%	7.4%
Assumed rates of compensation increases	3.9%	3.9%	4.8%
Expected long-term rates of return	8.5%	9.7%	9.7%

The worldwide components of net periodic postretirement benefits cost and the significant assumptions consisted of the following in millions of dollars and in percents:

	2003	**2002**	**2001**
Health Care and Life Insurance			
Service cost	$ 88	$ 83	$ 69
Interest cost	287	224	192
Return on assets:			
Actual (gain) loss	(92)	41	101
Deferred gain (loss)	53	(85)	(155)
Amortization of actuarial loss	176	46	
Amortization of prior service cost	(2)	(6)	2
Special early-retirement benefits			1
Settlements/curtailments			53
Net cost	$ 510	$ 303	$ 263
Weighted-average Assumptions			
Discount rates for obligations	6.0%	6.8%	7.2%
Discount rates for expenses	6.8%	7.2%	7.7%
Expected long-term rates of return	8.5%	9.7%	9.7%

The total special early-retirement benefits were $3 million in 2002 and $189 million in 2001, including curtailments (see Note 2).

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine 2003 costs were assumed to be 7.0 percent for 2004 and 5.0 percent for 2005 and all future years. The 2002 costs assumed 5.0 percent in 2003 and all future years. The 2001 costs assumed 4.5 percent for 2002 and all future years.

The October 31, 2003 health care obligations assumed 10.0 percent for the 2004 trend rate graded down evenly to 5.0 percent for 2009 and all future years. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations at October 31, 2003 by $619 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for that year by $51 million. A decrease of one percentage point would decrease the obligations by $551 million and the cost by $44 million.

The following is the actual percentage allocation, target allocation and expected rate of return for the total pension and health care plan assets (similar for both plans) at October 31, 2003:

	Actual Allocation Percent	Target Allocation Percent	Expected Rate of Return
U.S. equity securities	38%	40%	9.0%
Non-U.S. equity securities	22	20	9.0
Global fixed income securities	20	20	6.0
Global alternative investments	20	20	9.5

The global fixed income securities weighted-average maturity was approximately 7.5 years.

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns, asset allocation and investment strategy. Although not a guarantee of future results, the average annual return of the company's United States pension fund was 10 percent during the past ten years and 11 percent during the past 20 years. The discount rate assumption is based on investment yields available on AA rated long-term corporate bonds.

The company will not have mandatory contributions to the United States pension plans for fiscal year 2004. However, voluntary contributions may be made during this period.

A worldwide reconciliation of the funded status of the benefit plans at October 31 in millions of dollars follows:

	Pensions		Health Care and Life Insurance	
	2003	2002	2003	2002
Change in benefit obligations				
Beginning of year balance	$(6,840)	$(6,440)	$(4,108)	$(3,114)
Service cost	(111)	(107)	(88)	(83)
Interest cost	(450)	(448)	(287)	(224)
Actuarial loss	(534)	(293)	(1,578)	(882)
Amendments	(190)		424	
Benefits paid	484	474	238	195
Settlements/curtailments		4		
Special early-retirement benefits		(3)		
Foreign exchange and other	(149)	(27)	(9)	
End of year balance	(7,790)	(6,840)	(5,408)	(4,108)
Change in plan assets (fair value)				
Beginning of year balance	5,024	5,951	410	451
Actual return on plan assets	958	(481)	92	(41)
Employer contribution	432	33	313	195
Benefits paid	(484)	(474)	(238)	(195)
Foreign exchange and other	57	(5)		
End of year balance	5,987	5,024	577	410
Plan obligation more than plan assets	(1,803)	(1,816)	(4,831)	(3,698)
Unrecognized actuarial loss	2,094	1,975	2,869	1,518
Unrecognized prior service (credit) cost	254	90	(423)	(1)
Remaining unrecognized transition liability		1		
Net amount recognized	545	250	(2,385)	(2,181)
Minimum pension liability adjustment	(1,964)	(1,729)		
Net liability recognized	$(1,419)	$(1,479)	$(2,385)	$(2,181)
Amounts recognized in balance sheet				
Prepaid benefit cost	$ 63	$ 50		
Accrued benefit liability	(1,482)	(1,529)	$(2,385)	$(2,181)
Intangible asset	250	87		
Accumulated pretax charge to other comprehensive income	1,714	1,642		
Net amount recognized	$ 545	$ 250	$(2,385)	$(2,181)

The total accumulated benefit obligations for all pension plans at October 31, 2003 and 2002 was $7,390 million and $6,487 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with the accumulated benefit obligations greater than plan assets at October 31, 2003 were $7,569 million, $7,186 million and $5,745 million, respectively, and at October 31, 2002 were $6,722 million, $6,375 million and $4,849 million, respectively.

The minimum pension liability adjustment recorded by the company was $1,964 million and $1,729 million as of October 31, 2003 and 2002, respectively. The increase in the adjustment, compared to last year, was caused by an increase in the accumulated benefit obligation due to a decrease in the discount rate from 6.7 percent to 6.0 percent and amendments to the plans. This increase in the obligation was partially offset by an increase in the fair value of plan assets due to the return on plan assets and voluntary company contributions.

4. INCOME TAXES

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

	2003	2002	2001
Current:			
United States:			
Federal	$ 96	$ 145	$ 96
State	4	1	8
Foreign	200	109	112
Total current	300	255	216
Deferred:			
United States:			
Federal	59	6	(171)
State	3	2	(17)
Foreign	(25)	(5)	(10)
Total deferred	37	3	(198)
Provision for income taxes	$ 337	$ 258	$ 18

Based upon location of the company's operations, the consolidated income (loss) before income taxes in the United States in 2003, 2002 and 2001 was $428 million, $327 million and $(227) million, respectively, and in foreign countries was $543 million, $276 million and $202 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to United States as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision and reasons for related differences in millions of dollars follow:

	2003	2002	2001
United States federal income tax provision (credit) at a statutory rate of 35 percent	$ 340	$ 211	$ (9)
Increase (decrease) resulting from:			
State and local income taxes, net of federal income tax benefit	4	2	(6)
Taxes on foreign activities	(4)	(1)	28
Benefit of Foreign Sales Corporation			(6)
Goodwill amortization		10	11
Nondeductible costs and other-net	(3)	36	
Provision for income taxes	$ 337	$ 258	$ 18

At October 31, 2003, accumulated earnings in certain overseas subsidiaries totaled $504 million for which no provision for United States income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested overseas indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practical.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

	2003		2002	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Accrual for retirement and postemployment benefits	$ 696		$ 721	
Minimum pension liability adjustment	636		612	
Accrual for sales allowances	266		273	
Tax over book depreciation		$ 215		$ 221
Deferred lease income		169		155
Allowance for doubtful receivables	79		75	
Accrual for vacation pay	60		54	
Tax loss and tax credit carryforwards	37		47	
Unrealized loss on derivatives	12		25	
Other items	112	69	89	49
Less valuation allowance			(5)	
Deferred income tax assets and liabilities	$ 1,898	$ 453	$ 1,891	$ 425

Deere & Company files a consolidated federal income tax return in the United States, which includes the wholly-owned Financial Services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2003, certain tax loss and tax credit carryforwards for $37 million were available with $18 million expiring from 2007 through 2012 and $19 million with an unlimited expiration date.

5. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses consisted of the following in millions of dollars:

	2003	2002	2001
Other income			
Gains from sales of retail notes and leases*	$ 54	$ 81	$ 32
Securitization and servicing fee income	55	50	30
Revenues from services	45	51	52
Investment income	11	12	12
Other	80	75	59
Total	$ 245	$ 269	$ 185
Other operating expenses			
Depreciation of equipment on operating leases	$ 273	$ 316	$ 317
Cost of services	20	31	40
Other**	32	63	36
Total	$ 325	$ 410	$ 393

* Includes securitizations and other sales of retail notes and leases.
** Includes Argentine peso devaluation losses in 2002.

6. UNCONSOLIDATED AFFILIATED COMPANIES

Unconsolidated affiliated companies are companies in which Deere & Company generally owns 20 percent to 50 percent of the outstanding voting shares. Deere & Company does not control these companies and accounts for its investments in them on the equity basis. The investments in these companies primarily consist of Deere-Hitachi Construction Machinery Corporation (50 percent ownership), Nortrax, Inc. (41 percent ownership), Nortrax Investments, Inc. (40 percent ownership), Bell Equipment Limited (32 percent ownership) and Sunstate Equipment Co., LLC (49 percent ownership). Subsequent to fiscal year-end, the company increased its ownership in Nortrax, Inc. to 83 percent, at which time Nortrax, Inc. was consolidated, and the company sold its minority ownership in Sunstate Equipment Co., LLC (see Note 28). The unconsolidated affiliated companies manufacture, market or rent equipment. Deere & Company's share of the income of these companies is reported in the consolidated income statement under "Equity in Income (Loss) of Unconsolidated Affiliates." The investment in these companies is reported in the consolidated balance sheet under "Investments in Unconsolidated Affiliates."

Combined financial information of the unconsolidated affiliated companies in millions of dollars is as follows:

	Year Ended October		
Operations	**2003**	**2002**	**2001**
Sales	$1,929	$1,605	$1,667
Net income (loss)	23	(38)	(32)
Deere & Company's equity in net income (loss)	9	(25)	(22)

	October 31	
Financial Position	**2003**	**2002**
Total assets	$1,297	$1,265
Total external borrowings	384	193
Total net assets	445	449
Deere & Company's share of the net assets	196	181

7. MARKETABLE SECURITIES

Marketable securities are currently held by the health care subsidiaries. All marketable securities are classified as available-for-sale under FASB Statement No. 115, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities in millions of dollars follow:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 31, 2003				
Equity securities	$ 25	$ 3	$ 1	$ 27
U.S. government debt securities	62	2		64
Corporate debt securities	81	4	1	84
Mortgage-backed debt securities	57	1	1	57
Marketable securities	$225	$ 10	$ 3	$232
October 31, 2002				
Equity securities	$ 18		$ 2	$ 16
U.S. government debt securities	49	$ 3		52
Corporate debt securities	63	3		66
Mortgage-backed debt securities	53	2		55
Marketable securities	$183	$ 8	$ 2	$189

The contractual maturities of debt securities at October 31, 2003 in millions of dollars follow:

	Amortized Cost	Fair Value
Due in one year or less	$ 11	$ 11
Due after one through five years	62	66
Due after five through 10 years	68	70
Due after 10 years	59	58
Debt securities	$200	$205

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Proceeds from the sales of available-for-sale securities were $20 million in 2003, $34 million in 2002 and $7 million in 2001. Realized gains and losses and the increase (decrease) in the net unrealized gains or losses were not significant in those years.

8. TRADE ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

	2003	**2002**
Trade accounts and notes:		
Agricultural	$ 1,702	$ 1,697
Commercial and consumer	683	760
Construction and forestry	225	266
Other	9	11
Trade accounts and notes receivable–net	$ 2,619	$ 2,734

At October 31, 2003 and 2002, dealer notes included in the previous table were $428 million and $472 million, and the allowance for doubtful trade receivables was $58 million and $45 million, respectively.

In October 2001, the Equipment Operations in the United States sold $2.2 billion of trade receivables to Deere Capital, Inc. (DCI), a wholly-owned Financial Services subsidiary of John Deere Capital Corporation. In 2002 and 2003, these operations continued to sell a significant portion of newly originated trade receivables to the credit operations. During 2002 and 2003, the overseas Equipment Operations also began selling certain trade receivables to John Deere Finance S.A., a wholly-owned overseas Financial Services subsidiary of the Capital Corporation. The Equipment Operations provided compensation to the credit operations at market rates of interest for these receivables during 2002 and 2003. Although this arrangement had substantially no effect on consolidated net income, it did shift net income and operating profit from the Equipment Operations to the credit operations due to the compensation in those years. Responsibility for servicing these receivables in the United States was also transferred to the credit operations.

Trade accounts and notes receivable arise from sales of goods to dealers. Under the terms of the sales to dealers, interest is charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after the equipment is shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to 12 months for most equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and interest rates, which exceed the prime rate, are set based on market factors. The company evaluates and assesses dealers on an ongoing basis as to their credit worthiness and generally retains a security interest in the goods associated with these trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership, closeout of the business or default. The company may also in certain circumstances repurchase goods sold to a dealer in order to satisfy a request for goods from another dealer.

Trade accounts and notes receivable have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

9. FINANCING RECEIVABLES

Financing receivables at October 31 consisted of the following in millions of dollars:

	2003	2002
Retail notes:		
Equipment:		
Agricultural	$ 4,995	$ 4,292
Commercial and consumer	1,092	914
Construction and forestry	1,515	1,550
Recreational products	114	166
Total	7,716	6,922
Wholesale notes	828	950
Revolving charge accounts	1,164	928
Financing leases	759	751
Operating loans	543	563
Total financing receivables	11,010	10,114
Less:		
Unearned finance income:		
Equipment notes	755	754
Recreational product notes	34	51
Financing leases	98	105
Total	887	910
Allowance for doubtful receivables	149	136
Financing receivables – net	$ 9,974	$ 9,068

Financing receivables have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

	2003	2002
Due in months:		
0 – 12	$ 5,282	$ 4,949
13 – 24	2,194	1,994
25 – 36	1,602	1,430
37 – 48	1,101	927
49 – 60	607	541
Thereafter	224	273
Total	$11,010	$10,114

The maximum terms for retail notes are generally eight years for agricultural equipment, six years for commercial and consumer equipment and five years for construction and forestry equipment. The maximum term for financing leases is generally five years, while the average term for wholesale notes is 12 months.

At October 31, 2003 and 2002, the unpaid balances of retail notes and leases previously sold by the credit operations were $2,916 million and $2,621 million, respectively. The retail notes sold are collateralized by security interests in the related equipment sold to customers. At October 31, 2003 and 2002, worldwide financing receivables administered, which include financing receivables and leases previously sold but still administered, totaled $12,890 million and $11,689 million, respectively.

Total financing receivable amounts 60 days or more past due were $51 million at October 31, 2003, compared with $57 million at October 31, 2002. These past-due amounts represented .50 percent of the receivables financed at October 31, 2003 and .62 percent at October 31, 2002. The allowance for doubtful financing receivables represented 1.47 percent and 1.48 percent of financing receivables outstanding at October 31, 2003 and 2002, respectively. In addition, at October 31, 2003 and 2002, the company's credit operations had $175 million and $153 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses. An analysis of the allowance for doubtful financing receivables follows in millions of dollars:

	2003	2002	2001
Balance, beginning of the year	$ 136	$126	$106
Provision charged to operations	84	156	103
Amounts written off	(56)	(128)	(73)
Transfers primarily related to retail note sales	(15)	(18)	(10)
Balance, end of the year	$ 149	$136	$126

10. SALE AND SECURITIZATION OF FINANCING RECEIVABLES

The company periodically sells receivables to special purpose entities (SPEs) in securitizations of retail notes. It retains interest-only strips, servicing rights, and in some cases cash reserve accounts, all of which are retained interests in the securitized receivables. Gains or losses on sales of the receivables depend in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer.

The company generally estimates fair values based on the present value of future expected cash flows using management's key assumptions as discussed below. The company retains the rights to certain future cash flows and in the United States transactions receives annual servicing fees approximating 1 percent of the outstanding balance. No significant balances for servicing assets or liabilities exist because the benefits received for servicing are offset by the costs of providing the servicing. The company's maximum exposure under recourse provisions related to securitizations at October 31, 2003 and 2002 was $236 million and $209 million, respectively. Except for this exposure, the investors and securitization trusts have no recourse to the company for failure of debtors to pay when due. The company's retained interests, which are included in the recourse provisions, are subordinate to investors' interests, and their values are subject to certain key assumptions as shown below. The total assets of the unconsolidated SPEs related to securitizations at October 31, 2003 and 2002 were $2,964 million and $2,720 million, respectively.

Pretax gains in millions of dollars on retail notes securitized and key assumptions used to initially determine the fair value of the retained interests were as follows:

	2003	2002	2001
Pretax gains	$ 50	$ 71	$ 12
Weighted-average maturities in months	21	19	20
Average annual prepayment rates	19%	22%	20%
Average expected annual credit losses	.42%	.42%	.30%
Discount rates on retained interests and subordinate tranches	13%	13%	13%

Cash flows received from securitization trusts in millions of dollars were as follows:

	2003	2002	2001
Proceeds from new securitizations	$1,891	$2,870	$ 995
Servicing fees received	24	28	19
Other cash flows received	49	103	53

The total retained interests, weighted-average life, weighted-average current key economic assumptions and the sensitivity analysis showing the hypothetical effects on the retained interests from immediate 10 percent and 20 percent adverse changes in those assumptions with dollars in millions were as follows:

	2003	2002
Retail Note Securitizations		
Carrying amount/fair value of retained interests	$ 146	$ 107
Weighted-average life (in months)	16	15
Prepayment speed assumption (annual rate)	20%	19%
Impact on fair value of 10% adverse change	$ 1.9	$ .8
Impact on fair value of 20% adverse change	$ 3.8	$ 1.9
Expected credit losses (annual rate)	.40%	.39%
Impact on fair value of 10% adverse change	$ 1.8	$ 1.1
Impact on fair value of 20% adverse change	$ 3.6	$ 2.2
Residual cash flows discount rate (annual)	13%	13%
Impact on fair value of 10% adverse change	$ 3.6	$ 2.5
Impact on fair value of 20% adverse change	$ 7.0	$ 4.9

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas, changes in one factor may result in changes in another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

Principal balances of owned, securitized and managed retail notes; past due amounts; and credit losses (net of recoveries) in millions of dollars follow:

	Principal Outstanding	Principal 60 Days or More Past Due	Net Credit Losses
2003			
Owned	$ 6,759	$ 30	$ 27
Securitized	2,752	12	11
Managed	$ 9,511	$ 42	$ 38
2002			
Owned	$ 6,066	$ 18	$ 27
Securitized	2,497	14	10
Managed	$ 8,563	$ 32	$ 37

The amount of actual and projected future credit losses as a percent of the original balance of retail notes securitized (expected static pool losses) were as follows:

	Retail Notes Securitized In		
	2003	2002	2001
Actual and Projected Losses (%) as of Year End:			
2003	.67%	.53%	.76%
2002		.61%	.57%
2001			.61%

11. OTHER RECEIVABLES

Other receivables at October 31 consisted of the following in millions of dollars:

	2003	2002
Taxes receivable	$ 176	$ 232
Receivables relating to securitizations	134	92
Other	118	102
Other receivables	$ 428	$ 426

The credit operations' receivables related to securitizations are equal to the present value of payments to be received for certain retained interests and deposits made with other entities for recourse provisions under the retail note sales agreements.

12. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from 36 to 60 months. Net equipment on operating leases totaled $1,382 million and $1,609 million at October 31, 2003 and 2002, respectively. The equipment is depreciated on a straight-line basis over the terms of the leases. The accumulated depreciation on this equipment was $535 million and $614 million at October 31, 2003 and 2002, respectively. The corresponding depreciation expense was $273 million in 2003, $316 million in 2002 and $318 million in 2001.

Future payments to be received on operating leases totaled $626 million at October 31, 2003 and are scheduled as follows in millions of dollars: 2004 – $276, 2005 – $185, 2006 – $103, 2007 – $48 and 2008 – $14.

13. INVENTORIES

Most inventories owned by Deere & Company and its United States equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 67 percent and 72 percent of worldwide gross inventories at FIFO value on October 31, 2003 and 2002, respectively. If all inventories had been valued on a FIFO basis, estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

	2003	2002
Raw materials and supplies	$ 496	$ 515
Work-in-process	388	361
Finished machines and parts	1,432	1,444
Total FIFO value	2,316	2,320
Adjustment to LIFO value	950	948
Inventories	$ 1,366	$ 1,372

14. PROPERTY AND DEPRECIATION

A summary of property and equipment at October 31 in millions of dollars follows:

	Useful Lives (Years)	2003	2002
Land		$ 68	$ 62
Buildings and building equipment	10-33	1,366	1,254
Machinery and equipment	12	2,705	2,470
Dies, patterns, tools, etc	8	932	821
All other	3-8	671	692
Construction in progress		92	196
Total at cost		5,834	5,495
Less accumulated depreciation		3,758	3,497
Property and equipment – net		$ 2,076	$ 1,998

Leased property under capital leases amounting to $19 million and $12 million at October 31, 2003 and 2002, respectively, is included in property and equipment.

Property and equipment is stated at cost less accumulated depreciation. Property and equipment additions in 2003, 2002 and 2001 were $320 million, $358 million and $500 million and depreciation was $319 million, $310 million and $308 million, respectively.

Capitalized software is stated at cost less accumulated amortization and the estimated useful life is three years. The amount of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" at October 31, 2003 and 2002 was $276 million and $238 million, less accumulated amortization of $207 million and $170 million, respectively. Amortization of these software costs was $38 million, $38 million and $31 million in 2003, 2002 and 2001, respectively.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's financial position or results of operations.

15. GOODWILL AND OTHER INTANGIBLE ASSETS-NET

The amounts of goodwill by operating segment were as follows in millions of dollars:

	2003*	2002
Agricultural equipment	$ 75	$ 68
Commercial and consumer equipment	305	304
Construction and forestry	473	413
Other	19	19
Total goodwill	$ 872	$ 804

* The changes in goodwill between years were primarily due to fluctuations in foreign currency exchange rates.

Upon the adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, in the first quarter of fiscal 2003, goodwill was no longer amortized and will be written down in the future only for impairments (see Note 1). Goodwill is reviewed for impairment by reporting unit annually or as events and circumstances change. All goodwill has been allocated to the reporting units, which consist primarily of the operating segments.

The components of other intangible assets are as follows in millions of dollars:

	2003	2002
Amortized intangible assets:		
Gross patents, licenses and other	$ 9	$ 10
Accumulated amortization	(6)	(6)
Net patents, licenses and other	3	4
Unamortized intangible assets:		
Intangible asset related to minimum pension liability	250	87
Total other intangible assets-net	$ 253	$ 91

Other intangible assets, excluding the intangible pension asset, are stated at cost less accumulated amortization and are being amortized over 17 years or less on the straight-line basis. The intangible pension asset is remeasured and adjusted annually. The increase in the intangible pension asset is due to an increase in unrecognized prior service cost related to pension plan amendments. The amortization of other intangible assets is not significant.

16. SHORT-TERM BORROWINGS

Short-term borrowings at October 31 consisted of the following in millions of dollars:

	2003	2002
Equipment Operations		
Commercial paper	$ 279	$ 313
Notes payable to banks	35	69
Long-term borrowings due within one year	263	16
Total	577	398
Financial Services		
Commercial paper	1,836	1,531
Notes payable to banks	66	37
Long-term borrowings due within one year	1,868	2,471
Total	3,770	4,039
Short-term borrowings	$ 4,347	$ 4,437

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2003 and 2002 were 2.3 percent and 2.8 percent, respectively. All of the Financial Services' short-term borrowings represent obligations of the credit subsidiaries.

Unsecured lines of credit available from United States and foreign banks were $4,211 million at October 31, 2003. Some of these credit lines are available to both Deere & Company and John Deere Capital Corporation. At October 31, 2003, $1,722 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding the current maturities of long-term borrowings, were considered to constitute utilization.

Included in the above lines of credit is a long-term committed credit agreement expiring in February 2006 for $2,150 million. The agreement is mutually extendable and the annual facility fee is not significant. The credit agreement has various requirements of John Deere Capital Corporation, including the maintenance of its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt to total stockholder's equity plus subordinated debt at not more than 8 to 1 at the end of any fiscal quarter. The credit agreement also contains a provision requiring Deere & Company to maintain consolidated tangible net worth of $500 million according to accounting principles generally accepted in the United States of America in effect at October 31, 1998. Under this provision, $2,400 million of the company's retained earnings balance was free of restriction at October 31, 2003. All the requirements of the credit agreement have been met during the periods included in the financial statements.

Deere & Company has an agreement with John Deere Capital Corporation pursuant to which it has agreed to continue to own at least 51 percent of the voting shares of capital stock of the Capital Corporation and to maintain the Capital Corporation's consolidated tangible net worth at not less than $50 million. This agreement also obligates Deere & Company to make income maintenance payments to the Capital Corporation such that its consolidated ratio of earnings before fixed charges to fixed charges is not less than 1.05 to 1 for any fiscal quarter. Deere & Company's obligations to make payments to the Capital Corporation under the agreement are independent of whether the Capital Corporation is in default on its indebtedness, obligations or other liabilities. Further, the company's obligations under the agreement are not measured by the amount of the Capital Corporation's indebtedness, obligations or other liabilities. Deere & Company's obligations to make payments under this agreement are expressly stated not to be a guaranty of any specific indebtedness, obligation or liability of the Capital Corporation and are enforceable only by or in the name of the Capital Corporation. No payments were required under this agreement during the periods included in the financial statements.

17. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 consisted of the following in millions of dollars:

	2003	2002
Equipment Operations		
Accounts payable:		
Trade payables	$ 912	$1,004
Dividends payable	53	53
Other	58	48
Accrued expenses:		
Employee benefits	349	282
Dealer commissions	97	225
Product warranties	389	332
Trade receivable valuation accounts	307	314
Other	607	543
Total	2,772	2,801
Financial Services		
Accounts payable:		
Deposits withheld from dealers and merchants	175	153
Other	234	260
Accrued expenses:		
Interest payable	79	65
Other	153	177
Total	641	655
Eliminations	307*	314*
Accounts payable and accrued expenses	$3,106	$3,142

* Trade receivable valuation accounts which are reclassified as accrued expenses by the Equipment Operations as a result of trade receivables sold to Financial Services.

18. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

	2003	2002
Equipment Operations**		
Notes and debentures:		
Medium-term notes due 2005 – 2006:		
Average interest rates of 9.6% – 2003 and 2002	$ 45	$ 45
6.55% notes due 2004		250
5-7/8% U.S. dollar notes due 2006: ($250 principal) $170 swapped to Euro in 2003 and Euro and Swedish Krona in 2002 at average variable interest rates of 2.7% – 2003, 3.7% – 2002	257*	260*
7.85% debentures due 2010	500	500
6.95% notes due 2014: ($700 principal) Swapped to 2.1% – 2003, 2.8% – 2002	771*	769*
8.95% debentures due 2019	200	200
8-1/2% debentures due 2022	200	200
6.55% debentures due 2028	200	200
8.10% debentures due 2030	250	250
7.125% notes due 2031	300	300
Other notes	4	15
Total	2,727	2,989
Financial Services**		
Notes and debentures:		
Medium-term notes due 2005 – 2009: (principal $2,696 - 2003, $2,616 - 2002) Average interest rates of 3.4% – 2003, 2.8% – 2002	2,714*	2,628*
5.125% debentures due in 2006: ($600 principal) $300 swapped to variable interest rate of 1.8% – 2003, $600 swapped to 2.5% – 2002	632*	625*
4.5% notes due 2007: ($500 principal) Swapped $450 to variable interest rate of 1.8% – 2003, 2.5% – 2002	511*	481*
3.90% notes due 2008: ($850 principal) $650 swapped to variable interest rate of 1.7% – 2003	851*	
6% notes due 2009: ($300 principal) Swapped to variable interest rates of 1.4% – 2003, 2.0% – 2002	329*	329*
7% notes due 2012: ($1,500 principal) $1,225 swapped to variable interest rate of 2.1% – 2003, $1,500 swapped to 2.8% – 2002	1,665*	1,662*
5.10% debentures due 2013: ($650 principal) Swapped to variable interest rate of 1.8% – 2003	641*	
Other notes	184	86
Total notes and debentures	7,527	5,811
Subordinated debt:		
8-5/8% subordinated debentures due 2019	150	150
Total	7,677	5,961
Long-term borrowings	$10,404	$8,950

* Includes fair value adjustments related to interest rate swaps.
** All interest rates are as of year end.

All of the Financial Services' long-term borrowings represent obligations of the credit subsidiaries.

The approximate amounts of the Equipment Operations' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2004 – $263, 2005 – $28, 2006 – $273, 2007 – $1 and 2008 – none. The approximate amounts of the credit subsidiaries' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2004 – $1,868, 2005 – $1,414, 2006 – $1,706, 2007 – $816 and 2008 – $874.

19. LEASES

At October 31, 2003, future minimum lease payments under capital leases totaled $18 million. Total rental expense for operating leases was $98 million in 2003, $95 million in 2002 and $90 million in 2001. At October 31, 2003, future minimum lease payments under operating leases amounted to $356 million as follows: 2004 – $85, 2005 – $57, 2006 – $39, 2007 – $52, 2008 – $19 and later years $104. See Note 20 for operating leases with residual value guarantees.

20. CONTINGENCIES AND COMMITMENTS

Contingencies

The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments.

A reconciliation of the changes in the warranty liability in millions of dollars follows:

	Warranty Liability
Beginning balance at October 31, 2002	$ 332
Payments	(321)
Accruals for warranties	378
Ending balance at October 31,2003	$ 389

The company has guaranteed certain recourse obligations on financing receivables that it has sold. If the receivables sold are not collected, the company would be required to cover those losses up to the amount of its recourse obligation. At October 31, 2003, the maximum amount of exposure to losses under these agreements was $238 million, which is net of accrued losses of $21 million related to these agreements. The company may recover a portion of any required payments incurred under these agreements from the repossession of the equipment collateralizing the receivables. At October 31, 2003, the maximum remaining term of the receivables guaranteed was approximately six years.

The company has a 41 percent ownership interest in Nortrax, Inc. and a 40 percent ownership interest in Nortrax Investments, Inc., in which the majority owners have put options to require the company to purchase their interests. These puts could be exercised over a two-year period which begins December 2004 to March 2005 and total approximately $170 million to $250 million, depending on whether they are exercised on the first or last day of the period. If the company's rating on its senior unsecured debt falls below Baa3 from Moody's Investors Service or BBB- from Standard & Poor's, these puts could be exercised immediately for approximately $150 million.

The company's debt ratings are above this level. The company also has call options to acquire the majority owners' interests. These calls can be exercised over a two-year period beginning December 2003 to March 2004 and total approximately $165 million to $260 million, depending on whether they are exercised on the first or last day of the period. At October 31, 2003, the company had accrued the probable costs of $114 million under these option agreements. In December 2003, the company exercised certain call options for $112 million and purchased an additional interest in Nortrax, Inc. increasing the company's ownership to 83 percent (see Notes 1 and 28). After these call options were exercised, the call and put options for the remaining minority ownership of Nortrax, Inc. and the majority ownership of Nortrax Investments, Inc. ranged from approximately $55 million to $85 million, depending on when they are exercised over the two-year period beginning March 2004 for the call options and March 2005 for the put options.

At October 31, 2003, the company had guaranteed approximately $80 million of residual values for five operating leases related to certain administrative and manufacturing buildings. The company is obligated at the end of each lease term to pay to the lessor any reduction in market value of the leased property up to the guaranteed residual value. The company recognizes the expense for these future estimated lease payments over the terms of the operating leases and had accrued expenses of $15 million related to these agreements at October 31, 2003. The leases have terms expiring from 2004 to 2007.

At October 31, 2003, the company had approximately $70 million of guarantees issued primarily to overseas banks related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2003, the company had accrued losses of approximately $1 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2003 was approximately seven years.

The company also had other miscellaneous contingent liabilities totaling approximately $35 million at October 31, 2003, for which it believes the probability for payment is remote.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent and trademark matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the company believes these unresolved legal actions will not have a material effect on its financial statements.

Commitments

At October 31, 2003, the company had commitments of approximately $74 million for construction and acquisition of property and equipment. The company had pledged assets of $12 million, primarily outside the United States, as collateral for borrowings, and $17 million of restricted investments related to conducting the health care business in various states at October 31, 2003.

John Deere B.V., located in the Netherlands, is a consolidated indirect wholly-owned finance subsidiary of the company. The debt securities of John Deere B.V., including those which are registered with the United States Securities and Exchange Commission, are fully and unconditionally guaranteed by the company.

21. CAPITAL STOCK

Changes in the common stock account in 2001, 2002 and 2003 in millions were as follows:

	Number of Shares Issued	Amount
Balance at October 31, 2000	266.0	$1,864
Acquisition of a business	2.2	81
Other		4
Balance at October 31, 2001	268.2	1,949
Other		8
Balance at October 31, 2002	268.2	1,957
Other		31
Balance at October 31, 2003	268.2	$1,988

The number of common shares the company is authorized to issue is 600 million and the number of authorized preferred shares, none of which has been issued, is 9 million.

A reconciliation of basic and diluted net income per share follows in millions, except per share amounts:

	2003	**2002**	**2001**
Net income (loss)	$643.1	$ 319.2	$ (64.0)
Average shares outstanding	240.2	238.2	235.0
Basic net income (loss) per share	$ 2.68	$ 1.34	$ (.27)
Average shares outstanding	240.2	238.2	235.0
Effect of dilutive stock options	3.1	2.7	1.8
Total potential shares outstanding	243.3	240.9	236.8
Diluted net income (loss) per share	$ 2.64	$ 1.33	$ (.27)

Stock options to purchase 2.8 million shares and 3.0 million shares during 2002 and 2001, respectively, were outstanding, but not included in the preceding diluted per share computation because the options' exercise prices were greater than the average market price of the company's common stock during the related periods. In 2003, all stock options were included.

22. STOCK OPTION AND RESTRICTED STOCK AWARDS

The company issues stock options and restricted stock to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors under a plan approved by stockholders. Options are generally awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Certain other options have been awarded with the exercise prices greater than the market price and become exercisable in one year or longer after grant, depending on the achievement of company performance goals. Options generally expire 10 years after the date of grant. According to these plans at October 31, 2003, the company is authorized to grant an additional 12.8 million shares related to stock options or restricted stock.

During the last three fiscal years, shares under option in millions were as follows:

	2003		2002		2001	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	22.9	$41.58	20.5	$40.56	16.7	$39.77
Granted – at market	3.9	45.80	4.3	42.30	4.5	41.98
Exercised	(4.8)	36.30	(1.6)	30.35	(.6)	28.94
Expired or forfeited	(.8)	68.68	(.3)	41.82	(.1)	42.80
Outstanding at end of year	21.2	42.57	22.9	41.58	20.5	40.56
Exercisable at end of year	13.1	41.80	12.9	39.28	14.8	38.28

* Weighted-averages

Options outstanding and exercisable in millions at October 31, 2003 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life (yrs)*	Exercise Price*	Shares	Exercise Price*
$21.02 – $34.19	2.7	3.66	$ 31.43	2.7	$ 31.43
$36.37 – $41.47	3.9	6.05	41.23	3.7	41.36
$42.07 – $47.36	12.5	7.74	43.35	4.6	42.34
$50.97 – $56.50	2.1	4.40	54.75	2.1	54.75
Total	21.2			13.1	

* Weighted-averages

In 2003, 2002, and 2001, the company granted 196,294, 12,711 and 44,001 shares of restricted stock with weighted-average fair values of $45.29, $48.43 and $41.96 per share, respectively. The total compensation expense for the restricted stock plans, which is being amortized over the restricted periods, was $4 million, $2 and none in 2003, 2002 and 2001, respectively. The amortization in 2001 was offset by decreases in estimates of restricted stock to be issued.

23. EMPLOYEE STOCK PURCHASE AND SAVINGS PLANS

The company maintains the following significant plans for eligible United States employees:

John Deere Savings and Investment Plan, for salaried employees
John Deere Stock Purchase Plan, for salaried employees
John Deere Tax Deferred Savings Plan, for wage employees

Company contributions under these plans were $25 million in 2003, $21 million in 2002 and $34 million in 2001.

24. OTHER COMPREHENSIVE INCOME ITEMS

Other comprehensive income items under FASB Statement No. 130 are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects in millions of dollars:

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2001			
Minimum pension liability adjustment	$ (11)	$ 3	$ (8)
Cumulative translation adjustment	(63)		(63)
Unrealized loss on derivatives:			
Hedging loss	(155)	55	(100)
Reclassification of realized loss to net income	43	(15)	28
Net unrealized loss	(112)	40	(72)
Unrealized holding gain and net gain on investments*	6	(2)	4
Total other comprehensive loss	$ (180)	$ 41	$ (139)
2002			
Minimum pension liability adjustment	$(1,620)	$ 604	$(1,016)
Cumulative translation adjustment	(8)		(8)
Unrealized gain (loss) on derivatives:			
Hedging loss	(61)	21	(40)
Reclassification of realized loss to net income	99	(34)	65
Net unrealized gain	38	(13)	25
Unrealized holding gain and net gain on investments*	2	(1)	1
Total other comprehensive loss	$(1,588)	$ 590	$ (998)
2003			
Minimum pension liability adjustment	$ (72)	$ 26	$ (46)
Cumulative translation adjustment	210	4	214
Unrealized gain (loss) on derivatives:			
Hedging loss	(41)	14	(27)
Reclassification of realized loss to net income	79	(27)	52
Net unrealized gain	38	(13)	25
Unrealized holding gain and net gain on investments*	9	(3)	6
Total other comprehensive income	$ 185	$ 14	$ 199

* *Reclassification of realized gains or losses to net income were not material.*

25. FINANCIAL INSTRUMENTS

The fair values of financial instruments which do not approximate the carrying values in the financial statements at October 31 in millions of dollars follow:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financing receivables	$ 9,974	$ 9,994	$ 9,068	$ 9,111
Long-term borrowings				
Equipment Operations	$ 2,727	$ 3,109	$ 2,989	$ 3,319
Financial Services	7,677	7,687	5,961	6,081
Total	$10,404	$10,796	$ 8,950	$ 9,400

Fair Value Estimates

Fair values of the long-term financing receivables with fixed rates were based on the discounted values of their related cash flows at current market interest rates. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings with fixed rates were based on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings include adjustments related to fair value hedges.

Derivatives

It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies.

Interest Rate Swaps

The company enters into interest rate swap agreements primarily to more closely match the fixed or floating interest rates of the credit operations' borrowings to those of the assets being funded.

Certain interest rate swaps were designated as hedges of future cash flows from commercial paper and variable interest rate borrowings. The effective portion of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and subsequently reclassified into interest expense as payments are accrued and the swaps approach maturity. These amounts offset the effects of interest rate changes on the related borrowings. The amount of the loss recorded in other comprehensive income at October 31, 2003 that is expected to be reclassified to earnings in the next 12 months if interest rates remain unchanged is approximately $17 million after-tax. These swaps mature in up to 55 months.

Certain interest rate swaps were designated as fair value hedges of fixed-rate, long-term borrowings. The effective portion of the fair value gains or losses on these swaps were offset by fair value adjustments in the underlying borrowings.

Any ineffective portions of the gains or losses on all cash flow and fair value interest rate swaps designated as hedges were recognized immediately in interest expense and were not material. The amounts of gains or losses reclassified from unrealized in other comprehensive income to realized in earnings as a result of the discontinuance of cash flow hedges were not material. There were no components of cash flow or fair value hedges that were excluded from the assessment of effectiveness.

The company has certain interest rate swap agreements that are not designated as hedges under FASB Statement No. 133 and the fair value gains or losses are recognized directly in earnings. These instruments relate to swaps that are used to facilitate securitization transactions and certain borrowings.

Foreign Exchange Forward Contracts, Swaps and Options

The company has entered into foreign exchange forward contracts, swaps and purchased options in order to manage the currency exposure of certain receivables, liabilities, borrowings and expected inventory purchases. These derivatives were not designated as hedges under FASB Statement No. 133. The fair value gains or losses from these foreign currency derivatives are recognized directly in earnings, generally offsetting the foreign exchange gains or losses on the exposures being managed.

The company has designated cross currency interest rate swaps as fair value hedges of certain long-term borrowings. The effective portion of the fair value gains or losses on these swaps are offset by fair value adjustments in the underlying borrowings and the ineffectiveness was not material. The company has also designated foreign exchange forward contracts and currency swaps as cash flow hedges of long-term borrowings. The effective portion of the fair value gains or losses on these forward contracts and swaps is recorded in other comprehensive income and subsequently reclassified into earnings as payments are accrued and these instruments approach maturity. This will offset the exchange rate effects on the borrowing being hedged and the ineffectiveness was not material.

26. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with original maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings, excluding the current maturities of long-term borrowings, mature within three months or less.

In 2001, the Equipment Operations cash flows from operations had a significant positive cash flow included in their change in receivables related to the sale of most of the existing balance of trade receivables to Financial Services (see Notes 8 and 29). The Financial Services cash flows from investing activities had an offsetting cash outflow included in their cost of receivables acquired. In 2002 and 2003, the Equipment Operations continued to sell most of their trade receivables to Financial Services. These intercompany cash flows were eliminated in the consolidated cash flows in all three years.

Cash payments for interest and income taxes consisted of the following in millions of dollars:

	2003	2002	2001
Interest:			
Equipment Operations	$ 354*	$ 312*	$ 220
Financial Services	416	413	540
Intercompany eliminations	(226)*	(187)*	(34)
Consolidated	$ 544	$ 538	$ 726
Income taxes:			
Equipment Operations	$ 74	$ 188	$ 119
Financial Services	152	131	61
Intercompany eliminations	(142)	(118)	(48)
Consolidated	$ 84	$ 201	$ 132

* Includes interest compensation to Financial Services for financing trade receivables.

27. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001

The company's operations are organized and reported in four major business segments described as follows:

The agricultural equipment segment manufactures and distributes a full line of farm equipment and service parts – including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; material handling equipment; and integrated agricultural management systems technology.

The commercial and consumer equipment segment manufactures and distributes equipment and service parts for commercial and residential uses – including small tractors for lawn, garden, commercial and utility purposes; walk-behind mowers; golf course equipment; utility vehicles; landscape and irrigation equipment; and other outdoor power products.

The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, loaders, forwarders, harvesters and related attachments.

The products and services produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans and finances retail revolving charge accounts.

Certain operations do not meet the materiality threshold of FASB Statement No. 131 and have been grouped together as "Other" segments. These include the special technologies group and health care.

Corporate assets are primarily the Equipment Operations' prepaid pension costs, deferred income tax assets, other receivables and cash and cash equivalents as disclosed in the financial statements in Note 29, net of certain intercompany eliminations.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges which are generally based on market prices.

Information relating to operations by operating segment in millions of dollars follows with related comments included in Management's Discussion and Analysis. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2003, 2002 and 2001 were as follows: agricultural equipment net sales of $61 million, $54 million and $76 million and credit revenues of $209 million, $167 million and $22 million, respectively.

OPERATING SEGMENTS	2003	2002	2001
Net sales and revenues			
Unaffiliated customers:			
Agricultural equipment net sales	$ 7,349	$ 6,738	$ 6,269
Commercial and consumer equipment net sales	3,231	2,712	2,527
Construction and forestry net sales	2,728	2,199	2,226
Other net sales	41	54	55
Total net sales	13,349	11,703	11,077
Credit revenues	1,347	1,426	1,439
Other revenues	839	818	777
Total	$15,535	$13,947	$13,293

(continued)

OPERATING SEGMENTS	2003	2002	2001
Operating profit (loss)*			
Agricultural equipment	$ 337	$ 439	$ 257
Commercial and consumer equipment	227	79	(165)
Construction and forestry	152	(75)	(83)
Credit**	474	386	274
Other**	22	(12)	(31)
Total operating profit	1,212	817	252
Interest income	59	66	39
Interest expense	(217)	(223)	(268)
Foreign exchange loss from equipment operations' financing activities	(12)	(17)	(15)
Corporate expenses – net	(62)	(66)	(54)
Income taxes	(337)	(258)	(18)
Total	(569)	(498)	(316)
Net income (loss)	$ 643	$ 319	$ (64)

* In 2003, there was no goodwill amortization and the costs or income for special items were not material. In 2002, the operating profit (loss) of the agricultural equipment, commercial and consumer equipment, construction and forestry and other segments included pretax goodwill amortization of $15, $14, $17 and $12, respectively, for a total of $58. In 2001, goodwill amortization was $12, $13, $16 and $14, respectively, for a total of $55. In 2002, operating profit (loss) of the agricultural equipment, commercial and consumer equipment, construction and forestry, credit and other segments includes expense for special items of $12 million, $24 million, $27 million, none and $9 million, respectively, for a total of $72 million. In 2001, the expense for special items was $97 million, $160 million, $83 million, $3 million and $1 million, respectively, for a total of $344 million (see Note 2).

** Operating profit of the credit business segment includes the effect of interest expense, which is the largest element of its operating costs, and foreign exchange gains or losses. Operating profit of the "other" category includes health care investment income.

	2003	2002	2001
Interest income*			
Agricultural equipment	$ 6	$ 7	$ 26
Commercial and consumer equipment	4	5	16
Construction and forestry	8	7	14
Credit**	1,000	948	869
Corporate	59	66	39
Intercompany**	(226)	(187)	(34)
Total	$ 851	$ 846	$ 930

* Does not include finance rental income for equipment on operating leases.

** Includes interest income from equipment operations for financing trade receivables in 2003 and 2002.

	2003	2002	2001
Interest expense			
Agricultural equipment*	$ 133	$ 94	$ 1
Commercial and consumer equipment*	48	46	
Construction and forestry*	19	18	
Credit	437	443	530
Other			1
Corporate	218	223	268
Intercompany*	(226)	(187)	(34)
Total	$ 629	$ 637	$ 766

* Includes interest compensation to credit for financing trade receivables in 2003 and 2002.

(continued)

OPERATING SEGMENTS	2003	2002	2001
Depreciation* and amortization expense			
Agricultural equipment	$ 207	$ 212	$ 204
Commercial and consumer equipment	69	81	89
Construction and forestry	60	82	76
Credit	281	322	321
Other	14	28	28
Total	$ 631	$ 725	$ 718

* Includes depreciation for equipment on operating leases.

	2003	2002	2001
Equity in income (loss) of unconsolidated affiliates			
Agricultural equipment	$ (1)	$ (8)	$ (7)
Commercial and consumer equipment	(1)		
Construction and forestry	12	(11)	(10)
Credit		(4)	(3)
Other	(1)	(2)	(2)
Total	$ 9	$ (25)	$ (22)
Identifiable operating assets			
Agricultural equipment	$ 2,711	$ 2,875	$ 2,975
Commercial and consumer equipment	1,295	1,324	1,542
Construction and forestry	1,461	1,423	1,426
Credit	14,714	13,671	14,559
Other	388	356	385
Corporate	5,689	4,119	1,776
Total	$26,258	$23,768	$22,663
Capital additions			
Agricultural equipment	$ 202	$ 230	$ 266
Commercial and consumer equipment	71	62	161
Construction and forestry	38	59	58
Credit	4	3	3
Other	5	4	12
Total	$ 320	$ 358	$ 500
Investment in unconsolidated affiliates			
Agricultural equipment	$ 19	$ 20	$ 29
Commercial and consumer equipment	6	6	3
Construction and forestry	167	145	156
Credit	3	7	6
Other	1	3	4
Total	$ 196	$ 181	$ 198

The company views and has historically disclosed its operations as consisting of two geographic areas, the United States and Canada, and outside the United States and Canada, shown below in millions of dollars. Operating income for these areas has been disclosed in addition to the requirements under FASB Statement No. 131. No individual foreign country's net sales and revenues were material for disclosure purposes. The percentages shown in the captions for net sales and revenues indicate the approximate proportion of each amount that relates to the United States only. The percentages are based upon a three-year average for 2003, 2002 and 2001.

GEOGRAPHIC AREAS	2003	2002	2001
Net sales and revenues			
Unaffiliated customers:			
United States and Canada:			
Equipment Operations net sales (91%)	$ 9,249	$ 8,199	$ 8,124
Financial Services revenues (89%)	1,861	1,950	1,937
Total	11,110	10,149	10,061
Outside United States and Canada:			
Equipment Operations net sales	4,100	3,504	2,954
Financial Services revenues	165	127	100
Total	4,265	3,631	3,054
Other revenues	160	167	178
Total	$15,535	$13,947	$13,293
Operating profit (loss)			
United States and Canada:			
Equipment Operations	$ 386	$ 170	$ (164)
Financial Services	469	410	283
Total	855	580	119
Outside United States and Canada:			
Equipment Operations	322	231	118
Financial Services	35	6	15
Total	357	237	133
Total	$ 1,212	$ 817	$ 252
Property and equipment			
United States	$ 1,297	$ 1,285	$ 1,407
Germany	241	192	155
Mexico	215	217	189
Other countries	323	304	301
Total	$ 2,076	$ 1,998	$ 2,052

28. SUPPLEMENTAL INFORMATION (UNAUDITED)

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. Such information is shown in millions of dollars except for per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales and revenues	$2,794	$4,400	$4,402	$3,939
Income before income taxes	106	398	370	97
Net income	68	257	247	71
Net income per share – basic	.28	1.08	1.03	.29
Net income per share – diluted	.28	1.07	1.02	.27
Dividends declared per share	.22	.22	.22	.22
Dividends paid per share	.22	.22	.22	.22
2002				
Net sales and revenues	$2,522	$3,987	$3,969	$3,469
Income (loss) before income taxes	(53)	240	289	127
Net income (loss)	(38)	142	147	68
Net income (loss) per share – basic	(.16)	.60	.62	.28
Net income (loss) per share – diluted	(.16)	.59	.61	.28
Dividends declared per share	.22	.22	.22	.22
Dividends paid per share	.22	.22	.22	.22

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003 Market price				
High	$51.60	$43.80	$49.96	$60.75
Low	$41.30	$37.56	$42.45	$48.25
2002 Market price				
High	$45.15	$49.98	$49.18	$49.25
Low	$36.60	$41.10	$37.50	$39.50

At October 31, 2003, there were 31,089 holders of record of the company's $1 par value common stock.

Dividend and Other Events

A quarterly cash dividend of $.22 per share was declared at the board of directors' meeting held on December 3, 2003, payable on February 2, 2004.

In November 2003, the company sold its minority ownership in Sunstate Equipment Co., LLC, which is a rental equipment company included in the construction and forestry operations on the equity basis. The equity income in the financial statements for the periods presented was not material. The gain on the sale was approximately $30 million pretax and $22 million after-tax.

In December 2003, the company exercised a call option to purchase an additional 42 percent of Nortrax, Inc. for $112 million, increasing its ownership to 83 percent. Nortrax, Inc., which was previously recorded as an equity investment in the construction and forestry operations, was consolidated beginning in December 2003.

29. SUPPLEMENTAL CONSOLIDATING DATA

INCOME STATEMENT

For the Years Ended October 31, 2003, 2002 and 2001
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2003	2002	2001	2003	2002	2001
Net Sales and Revenues						
Net sales	$ 13,349.1	$ 11,702.8	$ 11,077.4			
Finance and interest income	77.6	85.6	95.9	$ 1,424.0	$ 1,440.6	$ 1,383.5
Health care premiums and fees				683.1	654.2	603.6
Other income	145.3	146.0	129.4	145.3	167.3	91.4
Total	13,572.0	11,934.4	11,302.7	2,252.4	2,262.1	2,078.5
Costs and Expenses						
Cost of sales	10,767.5	9,608.1	9,391.9			
Research and development expenses	577.3	527.8	590.1			
Selling, administrative and general expenses	1,284.7	1,153.5	1,295.3	466.3	510.2	424.6
Interest expense	217.6	222.9	268.9	437.2	443.1	530.8
Interest compensation to Financial Services	199.6	158.1	.9			
Health care claims and costs				536.1	518.4	476.0
Other operating expenses	57.8	81.4	81.3	309.0	370.3	346.2
Total	13,104.5	11,751.8	11,628.4	1,748.6	1,842.0	1,777.6
Income (Loss) of Consolidated Group before Income Taxes	467.5	182.6	(325.7)	503.8	420.1	300.9
Provision (credit) for income taxes	162.4	104.2	(87.9)	174.5	154.1	105.6
Income (Loss) of Consolidated Group	305.1	78.4	(237.8)	329.3	266.0	195.3
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates						
Credit	310.5	243.0	176.8	.2	(3.8)	(3.3)
Other	27.5	(2.2)	(3.0)	.2		.1
Total	338.0	240.8	173.8	.4	(3.8)	(3.2)
Net Income (Loss)	$ 643.1	$ 319.2	$ (64.0)	$ 329.7	$ 262.2	$ 192.1

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect the results of the agricultural equipment, commercial and consumer equipment, construction and forestry and special technologies group operations. The supplemental "Financial Services" data represent Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

29. SUPPLEMENTAL CONSOLIDATING DATA (continued)

BALANCE SHEET
As of October 31, 2003 and 2002
(In millions of dollars except per share amounts)

	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
ASSETS	**2003**	**2002**	**2003**	**2002**
Cash and cash equivalents	$ 4,009.3	$ 2,638.5	$ 375.2	$ 176.3
Cash equivalents deposited with unconsolidated subsidiaries	278.1	790.8		
Cash and cash equivalents	4,287.4	3,429.3	375.2	176.3
Marketable securities			231.8	189.2
Receivables from unconsolidated subsidiaries and affiliates	178.8	220.1	274.3	259.8
Trade accounts and notes receivable - net	646.1	909.4	2,279.1	2,137.7
Financing receivables - net	63.5	60.1	9,910.7	9,007.4
Other receivables	236.6	279.1	191.7	147.3
Equipment on operating leases - net	11.9	12.4	1,369.9	1,596.8
Inventories	1,366.1	1,371.8		
Property and equipment - net	2,042.9	1,963.4	32.7	34.9
Investments in unconsolidated subsidiaries and affiliates	2,431.2	2,248.5	3.8	7.7
Goodwill	871.9	803.9	.2	.2
Other intangible assets - net	252.6	90.4	.2	.4
Prepaid pension costs	62.0	49.6	.6	
Other assets	195.0	208.1	339.4	374.0
Deferred income taxes	1,590.8	1,576.3	3.2	1.8
Deferred charges	78.4	73.4	22.1	20.6
Total Assets	$ 14,315.2	$ 13,295.8	$ 15,034.9	$ 13,954.1
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Short-term borrowings	$ 577.0	$ 398.1	$ 3,770.2	$ 4,039.2
Payables to unconsolidated subsidiaries and affiliates	96.7	79.4	419.4	989.7
Accounts payable and accrued expenses	2,771.5	2,800.7	640.7	654.9
Health care claims and reserves			94.1	92.8
Accrued taxes	209.9	83.2	16.6	4.2
Deferred income taxes	11.5	9.5	137.2	102.9
Long-term borrowings	2,727.5	2,988.8	7,676.7	5,961.5
Retirement benefit accruals and other liabilities	3,919.0	3,772.9	40.8	33.3
Total liabilities	10,313.1	10,132.6	12,795.7	11,878.5
STOCKHOLDERS' EQUITY				
Common stock, $1 par value (authorized – 600,000,000 shares; issued – 268,215,602 shares in 2003 and 2002), at stated value	1,987.8	1,957.0	968.6	968.6
Common stock in treasury, 24,694,170 shares in 2003 and 29,321,098 shares in 2002, at cost	(1,141.4)	(1,322.2)		
Unamortized restricted stock compensation	(5.8)	(17.8)		
Retained earnings	4,329.5	3,912.6	1,277.7	1,195.9
Total	5,170.1	4,529.6	2,246.3	2,164.5
Minimum pension liability adjustment	(1,078.0)	(1,032.1)		
Cumulative translation adjustment	(79.2)	(293.1)	1.5	(49.7)
Unrealized loss on derivatives	(22.4)	(47.0)	(20.2)	(45.0)
Unrealized gain on investments	11.6	5.8	11.6	5.8
Accumulated other comprehensive income (loss)	(1,168.0)	(1,366.4)	(7.1)	(88.9)
Total stockholders' equity	4,002.1	3,163.2	2,239.2	2,075.6
Total Liabilities and Stockholders' Equity	$ 14,315.2	$ 13,295.8	$ 15,034.9	$ 13,954.1

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" data represent Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

29. SUPPLEMENTAL CONSOLIDATING DATA (continued)

STATEMENT OF CASH FLOWS

For the Years Ended October 31, 2003, 2002 and 2001
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2003	2002	2001	2003	2002	2001
Cash Flows from Operating Activities						
Net income (loss)	$ 643.1	$ 319.2	$ (64.0)	$ 329.7	$ 262.2	$ 192.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Provision for doubtful receivables	17.9	6.5	10.4	88.9	154.2	102.6
Provision for depreciation and amortization	341.6	394.8	389.5	329.0	366.3	359.7
Undistributed earnings of unconsolidated subsidiaries and affiliates	(86.9)	156.2	(165.1)	(.4)	3.8	3.2
Provision (credit) for deferred income taxes	19.8	(19.2)	(229.4)	13.3	18.0	(.9)
Changes in assets and liabilities:						
Receivables	338.6	116.7	2,198.0	(42.5)	(3.8)	(9.3)
Inventories	84.1	85.8	136.5			
Accounts payable and accrued expenses	(162.0)	107.9	225.0	(29.6)	(4.2)	169.5
Other	7.1	219.9	200.4	5.9	(26.3)	(104.2)
Net cash provided by operating activities	1,203.3	1,387.8	2,701.3	694.3	770.2	712.7
Cash Flows from Investing Activities						
Collections of receivables	11.5	8.7	69.5	19,396.3	14,992.3	7,068.2
Proceeds from sales of financing receivables				1,941.0	2,967.8	1,728.0
Proceeds from maturities and sales of marketable securities				76.4	75.4	32.4
Proceeds from sales of equipment on operating leases	.1	1.6	2.1	514.4	493.6	389.6
Proceeds from sales of businesses	22.5	53.5				
Cost of receivables acquired	(4.2)	(27.4)	(2.6)	(22,011.5)	(17,861.4)	(12,196.9)
Purchases of marketable securities				(118.2)	(87.8)	(75.7)
Purchases of property and equipment	(303.4)	(354.5)	(485.6)	(6.2)	(4.2)	(5.4)
Cost of operating leases acquired	(2.8)	(6.1)	(9.1)	(470.9)	(481.8)	(766.2)
Increase in investment in Financial Services			(700.0)			
Acquisitions of businesses, net of cash acquired	(10.6)	(9.3)	(308.0)		(9.7)	(7.2)
Decrease (increase) in receivables from unconsolidated affiliates				(14.5)	54.1	(173.9)
Other	9.4	80.3	66.7	(39.3)	(79.5)	5.7
Net cash provided by (used for) investing activities	(277.5)	(253.2)	(1,367.0)	(732.5)	58.8	(4,001.4)
Cash Flows from Financing Activities						
Increase (decrease) in short-term borrowings	(123.2)	(304.6)	(225.2)	250.1	(1,108.6)	(281.3)
Change in intercompany receivables/payables	50.5	29.6	62.8	(563.2)	(882.0)	1,037.0
Proceeds from long-term borrowings	9.1	708.3	558.8	3,303.8	3,865.4	4,259.5
Principal payments on long-term borrowings	(19.0)	(75.9)	(73.3)	(2,523.7)	(2,695.1)	(2,045.2)
Proceeds from issuance of common stock	174.5	48.0	17.8			
Repurchases of common stock	(.4)	(1.2)	(1.3)			
Capital investment from Equipment Operations						700.0
Dividends paid	(210.5)	(208.9)	(206.5)	(247.9)	(399.5)	(10.7)
Other	(1.8)	(1.5)	(2.9)			8.7
Net cash provided by (used for) financing activities	(120.8)	193.8	130.2	219.1	(1,219.8)	3,668.0
Effect of Exchange Rate Changes on Cash	53.1	2.3	(5.6)	18.0	(7.6)	(4.9)
Net Increase (Decrease) in Cash and Cash Equivalents	858.1	1,330.7	1,458.9	198.9	(398.4)	374.4
Cash and Cash Equivalents at Beginning of Year	3,429.3	2,098.6	639.7	176.3	574.7	200.3
Cash and Cash Equivalents at End of Year	$ 4,287.4	$ 3,429.3	$ 2,098.6	$ 375.2	$ 176.3	$ 574.7

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" data represent Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

DEERE & COMPANY

SELECTED FINANCIAL DATA

(Dollars in millions except per share amounts)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net sales and revenues	$15,535	$13,947	$13,293	$13,137	$11,751	$13,822	$12,791	$11,229	$10,291	$ 8,977
Net sales	13,349	11,703	11,077	11,169	9,701	11,926	11,082	9,640	8,830	7,663
Finance and interest income	1,276	1,339	1,445	1,321	1,104	1,007	867	763	660	548
Research and development expenses	577	528	590	542	458	445	412	370	327	276
Selling, administrative and general expenses	1,744	1,657	1,717	1,505	1,362	1,309	1,321	1,147	1,001	908
Interest expense	629	637	766	677	557	519	422	402	393	303
Income (loss) before goodwill amortization	643	372	(13)	526	264	1,036	978	828	713	610
Goodwill amortization – after-tax		53	51	40	25	15	18	11	7	6
Net income (loss)	643	319	(64)	486	239	1,021	960	817	706	604
Return on net sales	4.8%	2.7%	(.6)%	4.3%	2.5%	8.6%	8.7%	8.5%	8.0%	7.9%
Return on beginning stockholders' equity	20.3%	8.0%	(1.5)%	11.9%	5.9%	24.6%	27.0%	26.5%	27.6%	28.9%
Income (loss) per share before goodwill amortization – basic	$ 2.68	$ 1.56	$ (.05)	$ 2.24	$ 1.14	$ 4.26	$ 3.85	$ 3.18	$ 2.74	$ 2.36
Net income (loss) per share – basic	2.68	1.34	(.27)	2.07	1.03	4.20	3.78	3.14	2.71	2.34
Net income (loss) per share – diluted	2.64	1.33	(.27)	2.06	1.02	4.16	3.74	3.11	2.69	2.32
Dividends declared per share	.88	.88	.88	.88	.88	.88	.80	.80	.75	.68⅓
Dividends paid per share	.88	.88	.88	.88	.88	.86	.80	.80	.73⅓	.66⅔
Average number of common shares outstanding (in thousands)	240,200	238,217	234,980	234,276	232,874	243,315	253,723	260,547	260,494	258,438
Total assets	$26,258	$23,768	$22,663	$20,469	$17,578	$18,002	$16,320	$14,653	$13,847	$12,781
Trade accounts and notes receivable – net	2,619	2,734	2,923	3,169	3,251	4,059	3,334	3,153	3,260	2,939
Financing receivables – net	9,974	9,068	9,199	8,276	6,743	6,333	6,405	5,912	5,345	4,502
Equipment on operating leases – net	1,382	1,609	1,939	1,954	1,655	1,209	775	430	259	219
Inventories	1,366	1,372	1,506	1,553	1,294	1,287	1,073	829	721	698
Property and equipment – net	2,076	1,998	2,052	1,912	1,782	1,700	1,524	1,352	1,336	1,314
Short-term borrowings:										
Equipment Operations	577	398	773	928	642	1,512	171	223	396	54
Financial Services	3,770	4,039	5,425	4,831	3,846	3,810	3,604	2,921	2,744	2,583
Total	4,347	4,437	6,198	5,759	4,488	5,322	3,775	3,144	3,140	2,637
Long-term borrowings:										
Equipment Operations	2,727	2,989	2,210	1,718	1,036	553	540	626	703	1,019
Financial Services	7,677	5,961	4,351	3,046	2,770	2,239	2,083	1,799	1,473	1,035
Total	10,404	8,950	6,561	4,764	3,806	2,792	2,623	2,425	2,176	2,054
Total stockholders' equity	4,002	3,163	3,992	4,302	4,094	4,080	4,147	3,557	3,085	2,558
Book value per share	$ 16.43	$ 13.24	$ 16.82	$ 18.34	$ 17.51	$ 17.56	$ 16.57	$ 13.83	$ 11.78	$ 9.87
Capital expenditures	$ 313	$ 358	$ 495	$ 419	$ 308	$ 438	$ 492	$ 277	$ 263	$ 230
Number of employees (at year end)	43,221	43,051	45,069	43,670	38,726	37,002	34,420	33,919	33,375	34,252

STOCKHOLDER INFORMATION

Annual Meeting

The annual meeting of company stockholders will be held at 10 a.m. on February 25, 2004, at the Deere & Company World Headquarters, One John Deere Place, Moline, Illinois.

Transfer Agent & Registrar

Send address changes, certificates for transfer and inquiries concerning lost, stolen or destroyed stock certificates or dividend checks to:

Deere & Company
c/o The Bank of New York
Receive & Deliver Dept. - 11W
P.O. Box 11002, Church Street Station
New York, NY 10286

Phone toll-free: 1-800-268-7369
From outside the U.S., call: (610) 382-7833
Internet: *http://www.stockbny.com*
TTY: 1-888-269-5221

Dividend Reinvestment & Direct Purchase Plan

Investors may purchase initial Deere & Company shares through The Bank of New York *BuyDIRECT*SM Plan. Optional monthly cash investments may be made automatically through electronic debits. For enrollment information or inquiries about existing reinvestment accounts, call the toll-free number above, or write to:

Deere & Company - DRP
c/o The Bank of New York
P.O. Box 1958
Newark, NJ 07101-9774

Stockholder Relations

Deere & Company welcomes your comments:

Deere & Company
Stockholder Relations Department
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4539 Fax: (309) 765-5671
Internet: *http://www.JohnDeere.com*

Investor Relations

Securities analysts, portfolio managers and representatives of financial institutions may contact:

Marie Ziegler
Vice President, Investor Relations
Deere & Company
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4491
Internet: *http://www.JohnDeere.com*

Stock Exchanges

Deere & Company common stock (DE) is listed on the New York, Chicago, and Frankfurt, Germany, stock exchanges.

Form 10-K

The Form 10-K annual report to the Securities and Exchange Commission will be available to stockholders in January online, or upon written request to Deere & Company Stockholder Relations.

Auditors

Deloitte & Touche LLP
Chicago, Illinois

CORPORATE OFFICERS

Robert W. Lane (22)
Chairman and Chief Executive Officer

James R. Jenkins (4)
Senior Vice President and General Counsel

Nathan J. Jones (25)
Senior Vice President and Chief Financial Officer

James M. Field (9)
Vice President and Comptroller

Mertroe B. Hornbuckle (28)
Vice President, Human Resources

Kenneth C. Huhn (28)
Vice President, Industrial Relations

James R. Jabanoski (23)
Vice President and Treasurer

Thomas K. Jarrett (15)
Vice President, Taxes

Curtis G. Linke (6)
Vice President, Corporate Communications

Daniel C. McCabe (29)
Vice President, Information Technology

Robert E. Moulds (33)
Vice President, Engineering

Dennis R. Schwartz (36)
Vice President, Pension Fund and Investments

Charles R. Stamp, Jr. (5)
Vice President, Public Affairs Worldwide

Michael S. Triplett (39)
Vice President, Worldwide Supply Management

Marie Z. Ziegler (25)
Vice President, Investor Relations

James H. Becht (24)
Corporate Secretary and Associate General Counsel

OPERATING OFFICERS

WORLDWIDE AGRICULTURAL OPERATIONS

David C. Everitt (28)
President, Agricultural Division - Europe, Africa, South America and Global Harvesting Equipment Sourcing

Jean Gilles (23)
Senior Vice President, Manufacturing and Engineering, Global Harvesting Equipment

James A. Israel (24)
Vice President, Marketing and Product Support - Europe, Africa & Middle East

H. J. Markley (29)
President, Agricultural Division - North America, Australia, Asia, and Global Tractor and Implement Sourcing

Douglas C. DeVries (29)
Senior Vice President, Agricultural Marketing - North America, Australia & Asia

Adel A. Zakaria (27)
Senior Vice President, Manufacturing and Engineering, Global Tractor and Implement Sourcing

WORLDWIDE CONSTRUCTION & FORESTRY AND WORLDWIDE PARTS

Pierre E. Leroy (27)
President, Worldwide Construction & Forestry Division and Worldwide Parts Division

Roger L. Bridges (31)
Vice President, Hitachi Joint Venture

Bob B. Brock (25)
Senior Vice President, Worldwide Construction Sales and Marketing

Max A. Guinn (23)
Senior Vice President, Engineering and Manufacturing Worldwide Construction & Forestry Division

Mikko O. Ryså (4)
Vice President, Worldwide Forestry Sales and Marketing

Dieter Hecht (35)
Vice President, Worldwide Parts Services

WORLDWIDE COMMERCIAL & CONSUMER EQUIPMENT

John J. Jenkins (36)
President, Worldwide Commercial & Consumer Equipment Division

Michael J. Mack, Jr. (17)
Senior Vice President, Marketing and Administration

Daniel J. Reilly (38)
Senior Vice President, Manufacturing and Product Development

David P. Werning (27)
President, John Deere Landscapes

SERVICE OPERATIONS

Samuel R. Allen (28)
President, Global Financial Services, John Deere Power Systems and Corporate Human Resources

Jon D. Volkert (9)
President, John Deere Credit

Stephen Pullin (9)
Senior Vice President, International Financing

Lawrence W. Sidwell (4)
Senior Vice President, Agricultural Financial Services

James D. White (34)
Senior Vice President, John Deere Power Systems

Richard L. Bartsh (11)
President, John Deere Health

( ) Figures in parentheses represent years of company service; officers as of 12/31/03.



DIRECTORS FROM LEFT: ARTHUR L. KELLY, ANTONIO MADERO B., THOMAS H. PATRICK, DIPAK C. JAIN, AULANA L. PETERS, ROBERT W. LANE, JOHN R. BLOCK, JOHN R. WALTER, LEONARD A. HADLEY, CRANDALL C. BOWLES, T. KEVIN DUNNIGAN, JOACHIM MILBERG

BOARD OF DIRECTORS

JOHN R. BLOCK (17)
Executive Vice President and President
Wholesale Division
Food Marketing Institute
trade association

CRANDALL C. BOWLES (8)
Chairman and Chief Executive Officer
Springs Industries, Inc.
textiles

T. KEVIN DUNNIGAN (3)
Chairman, President and Chief Executive Officer
Thomas & Betts Corporation
electrical components

LEONARD A. HADLEY (9)
Retired President and Chief Executive Officer
Maytag Corporation
appliances

DIPAK C. JAIN (2)
Dean, Kellogg School of Management
Northwestern University

ARTHUR L. KELLY (10)
Managing Partner
KEL Enterprises L.P.
holding and investment partnership

ROBERT W. LANE (3)
Chairman and Chief Executive Officer
Deere & Company

ANTONIO MADERO B. (6)
Chairman and Chief Executive Officer
SANLUIS Corporación, S.A. de C.V.
automotive components manufacturing

JOACHIM MILBERG (1)
Retired Chief Executive Officer
Bayerische Motoren Werke (BMW) A.G.
motor vehicles

THOMAS H. PATRICK (3)
Retired Executive Vice Chairman
Merrill Lynch & Co., Inc.
financial services

AULANA L. PETERS (2)
Retired Partner
Gibson, Dunn & Crutcher LLP
law firm

JOHN R. WALTER (12)
Chairman
Ashlin Management Company
private investments

() Figures in parentheses represent years of board service.

COMMITTEES

AUDIT REVIEW COMMITTEE
Leonard A. Hadley, Chair
T. Kevin Dunnigan
Dipak C. Jain
Arthur L. Kelly
Joachim Milberg
Aulana L. Peters

COMPENSATION COMMITTEE
John R. Block, Chair
Crandall C. Bowles
Antonio Madero B.
Thomas H. Patrick
John R. Walter

CORPORATE GOVERNANCE COMMITTEE
Crandall C. Bowles, Chair
John R. Block
T. Kevin Dunnigan
Leonard A. Hadley
Joachim Milberg
John R. Walter

EXECUTIVE COMMITTEE
Robert W. Lane, Chair
John R. Block
Crandall C. Bowles
Leonard A. Hadley
Arthur L. Kelly

PENSION PLAN OVERSIGHT COMMITTEE
Arthur L. Kelly, Chair
Dipak C. Jain
Antonio Madero B.
Thomas H. Patrick
Aulana L. Peters

Deere & Company 2003 Highlights

Driven by gains in Commercial & Consumer Equipment and Construction & Forestry, John Deere earnings double for 2003; equipment sales grow 14%.

Further proof of disciplined asset management: Dealer receivables decline to lowest level in more than a decade.

Business Ethics magazine names John Deere to list of leading corporate citizens for fourth year in a row.

New and updated STS combines expand global appeal of John Deere harvesting technology.

Infinitely Variable Transmission (IVT), introduced on new 7020-series tractors, brings greater productivity and fuel savings to farmers worldwide.

New 5020-series full-frame tractors, made in Mannheim, Germany, help drive sales and build global customer base.


2003

Evidence of the growing opportunity in emerging markets, 100 four-row cotton pickers sold to Turkmenistan.

Contributing to more-efficient production, forestry-equipment plant closed in Sweden; production of advanced "cut-to-length" harvesters moved to Joensuu, Finland.

John Deere Credit net income hits record $311 million, boosted by over $1 billion growth in managed portfolio.

Portugal becomes 13th country outside of U.S. and Canada to benefit from John Deere Credit presence.

Torreon, Mexico, factory begins production of high-performance PowerTech 2.4L and 3.0L engines.

New 100-series lawn tractors, sold through both John Deere dealers and Home Depot stores, draw thousands of new customers.

John Deere

Nothing Runs Like a Deere

Deere & Company   One John Deere Place   Moline, Illinois 61265   Phone: 309.765.8000   www.JohnDeere.com